As filed with the Securities and Exchange Commission on March 8, 2004
Registration No. 333-113215

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Nicholas Financial, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	8736-3354
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2454 McMullen Booth Road, Building C, Clearwater, Florida 33759

(727) 726-0763
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter L. Vosotas

2454 McMullen Booth Road, Building C
Clearwater, Florida 33759
(727) 726-0763
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Todd B. Pfister Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60610 (312) 832-4500	Christopher D. Olander Neuberger, Quinn, Gielen, Rubin & Gibber, P.A. One South Street, 27th Floor Baltimore, MD 21202 (410) 332-8550

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.     ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☒

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commissioner, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                          , 2004

PROSPECTUS

2,400,000 Shares

NICHOLAS FINANCIAL, INC.

Common Stock

     Nicholas Financial, Inc. is offering 1,500,000 shares of common stock, no par value, and selling shareholders are offering 900,000 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling shareholders, who are identified in this prospectus under the caption “Selling Shareholders.”

     Our common stock is currently quoted and traded on The Nasdaq SmallCap System under the symbol “NICK.” On February 26, 2004, the last reported sale price of our common stock was $9.07 per share. We have applied for inclusion of our common stock on the Nasdaq National Market under the symbol “NICK.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 for certain information that should be considered by prospective shareholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to	Proceeds to Selling
	Price to Public	Discount	Company(1)	Shareholder

Per Share	$	$	$	$
Total	$	$	$	$

(1)	Before deducting expenses of the offering payable by us estimated at $400,000.

     We have granted the underwriter an option to purchase up to 360,000 additional shares of common stock to cover over-allotments.

     It is expected that delivery of the shares will be made to investors on or about                     , 2004.

Ferris, Baker Watts

Incorporated

The date of this Prospectus is                     , 2004

SUMMARY
RISK FACTORS
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
CAPITALIZATION
MARKET FOR COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU MAY FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Ex-16.2 Letter of Crisp Hughes Evans March 4, 2004
Ex-23.2 Ernst & Young Consent

[Graphic consisting of a map of the Eastern United States showing the locations of the Company and of its branch offices.]

SUMMARY

      This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

      As used in this prospectus, the terms “we,” “us,” “our,” and “Company” mean Nicholas Financial, Inc. and its subsidiaries (unless the context indicates another meaning) and the term “common stock” means our common stock, no par value. Unless otherwise indicated, all information in this prospectus gives effect to a two-for-one common stock dividend effected in September, 2001.

Our Company

      We are a Canadian holding company incorporated under the laws of British Columbia in 1986. Our business activities are conducted through two wholly-owned subsidiaries formed pursuant to the laws of the State of Florida, Nicholas Financial, Inc. (“Nicholas Financial”) and Nicholas Data Services, Inc. (“NDS”). Nicholas Financial is a specialized consumer finance company engaged primarily in acquiring and servicing retail installment sales contracts (“Contracts”) for purchases of new and used cars and light trucks. To a lesser extent, Nicholas Financial also makes direct loans and sells consumer-finance related products. NDS is engaged in supporting and updating industry specific computer application software for small businesses located primarily in the Southeastern United States. For the fiscal years ended March 31, 2003 and 2002 and the nine-month periods ended December 31, 2003 and 2002, we had consolidated revenues of $22.4 million, $20.2 million, $18.6 million, and $16.3 million, respectively. Nicholas Financial accounted for approximately 99% and 99% of our consolidated revenues for the fiscal year ended March 31, 2003 and the nine-month period ended December 31, 2003, respectively.

      Our principal business is providing financing programs, primarily to purchasers of new and used cars and light trucks who meet our credit standards, but who do not meet the credit standards of traditional lenders, such as banks and credit unions. Unlike these traditional lenders, which make lending decisions primarily based on the credit history of the borrower and typically finance new automobiles, we purchase Contracts of borrowers who may not have a good credit history or Contracts for older model and high mileage automobiles. This is typically referred to as the non-prime automobile finance market.

      Our automobile finance programs are currently conducted in seven states through a total of 29 branches, including 15 in Florida, five in Ohio, three in Georgia, three in North Carolina and one in each of Michigan, South Carolina and Virginia. As of March 1, 2004, we had non-exclusive agreements with approximately 1,300 dealers for the purchase of individual Contracts that meet our financing criteria, of which approximately 950 are active. We consider a dealer agreement to be active if we have purchased a Contract thereunder in the last six months. These dealer agreements require the dealer to originate Contracts in accordance with our guidelines. Once a Contract meets these guidelines, we then negotiate the price of the Contract with the dealer, which typically includes a discount that historically has ranged between 1% and 15% of the original principal amount. The sale price of the vehicle less a 5% to 20% down payment in the form of a trade-in or cash and not including the negotiated discount is then financed over a period generally of 12 to 66 months. In addition taxes, title fees and, if applicable, premiums for extended service contracts, accident and health insurance and credit life insurance can also be included in the amount financed.

      Our policy is to only purchase a Contract after the dealer has provided us with the requisite proof that we have a first priority lien on the financed vehicle (or we have, in fact, perfected such first priority lien), that the customer has obtained the required collision insurance naming us as loss payee and that the Contract has been fully and accurately completed and validly executed.

      In addition to our automobile finance program, we also provide direct loans. Direct loans are loans originated directly between us and the consumer. These loans are typically for amounts ranging from $1,000 to $6,000 and are generally secured by a lien on an automobile, water craft or other permissible tangible personal property. The majority of direct loans are originated with current or former customers under our automobile financing program. The typical direct loan has significantly better credit risk than our automobile financing program due to the customer’s payment history with us. Our average direct loan has an initial principal balance of approximately $3,000, and we do not expect the average loan size to increase significantly within the foreseeable future.

      Currently, we originate direct loans only in Florida, Georgia and North Carolina. While we expect to make a decision in the coming fiscal year on whether or not to pursue a direct loan license for Ohio, we do not expect to pursue a direct loan license in any other state. We implemented our direct loan program in April 1995. Loans made pursuant to this program constituted approximately 3% of the aggregate principal amount of our total loan portfolio as of December 31, 2003 and accounted for approximately 4% of our revenue for the nine-month period then ended and the fiscal year ended March 31, 2003.

      Our executive offices are located at 2454 McMullen Booth Road, Building C, Suite 501, Clearwater, Florida 33759, and our telephone number is (727) 726-0763.

Our Industry

      The non-prime automobile finance market is highly fragmented and historically has been serviced by a variety of financial entities, including captive finance subsidiaries of major automobile manufactures, banks, independent finance companies, and small loan companies. Many of these financial entities do not consistently provide financing to this market. Although prime borrowers represent a large segment of the automobile financing market, there are many potential purchasers of automobiles who do not qualify as prime borrowers. Purchasers we consider to be non-prime borrowers are generally unable to obtain credit from traditional sources of automobile financing. We believe that, because these potential purchasers represent a substantial market, there is a demand by automobile dealers with respect to financing for non-prime borrowers that has not been effectively served by traditional automobile financing sources.

Our Strategy

      By focusing our efforts on the non-prime automobile finance market, we believe that we can increase our profitability and our long-term shareholder value. To achieve our goals, we intend to implement the following strategies:

•	Greater Penetration of Current Markets. We believe that by consistently providing financing to the non-prime market while cultivating the relationships between our branch office employees and both our existing dealership base and our customers, we have a significant opportunity to expand our presence in the markets in which we currently operate. Although we have not made any bulk purchases of Contracts in the last five years, if the opportunity arises, we may consider possible acquisitions of portfolios of seasoned Contracts from dealers in bulk transactions as a means of further penetrating our existing markets or expanding our presence in targeted geographic locations.

•	Controlled Geographic Expansion. We are currently expanding our automobile financing program in the states of Georgia, Michigan, North Carolina, Ohio, South Carolina and Virginia. We have targeted certain geographic locations within these states where we believe there is a sufficient market for our automobile financing program. Our strategy is to monitor these new markets and ultimately decide where and when to open actual branch locations. This method of geographic expansion helps mitigate potential future losses by allowing us to qualify and then develop a market without the expense of the physical addition of a branch office until it is necessary.

•	Disciplined Underwriting. We consider the following factors related to the borrower when deciding on the purchase of a new Contract: place and length of residence, current and prior job status, history in making installment payments for automobiles, current income and credit history. We believe that through this conservative approach to underwriting we can minimize our exposure to credit risk.

•	Increase of Direct Loans. We currently offer direct loans primarily to customers under the Contracts previously purchased by us. Approximately 90% of the direct loans that we make are to existing customers who have Contracts with us. Thus, the growth of our direct loan business generally has been proportionate to the growth of our Contract portfolio. Currently direct loans account for approximately 4% of our total annual revenue and constitute approximately 3% of the aggregate principal amount of our loan portfolio. Historically the direct loan business has been profitable for us, but we do not anticipate that it will account for a more significant portion of our overall revenues and loan portfolio in the foreseeable future.

The Offering

Common Stock Offered by the Company	1,500,000 shares(1)

Common Stock Offered by the Selling Shareholders	900,000 shares

Common Stock to be Outstanding After the Offering	6,581,288 shares(1)(2)

Use of Proceeds	We intend to use the proceeds from this offering to repay amounts outstanding under our existing $75.0 million line of credit facility. As of December 31, 2003, the aggregate amount outstanding under our line of credit facility was approximately $66.0 million. We are currently negotiating to increase this line of credit to $85.0 million and to extend its maturity date.

Nasdaq SmallCap Symbol and Proposed Nasdaq National Market Symbol	NICK

(1)	This number does not include 360,000 shares that the underwriter has the option to purchase to cover over-allotments.

(2)	The number of shares of common stock to be outstanding after the offering does not include 570,466 shares of common stock subject to outstanding options.

Summary Consolidated Financial Data

	At and for the Nine		At and for the Fiscal Year Ended
	Months Ended December 31,		March 31,

	2003	2002	2003	2002	2001

	(unaudited)
Statement of Income Data:
Revenue:
Finance revenue	$18,397,452	$16,075,736	$22,048,535	$19,852,758	$17,386,318
Sales	192,755	254,165	328,340	365,367	410,708

	18,590,207	16,329,901	22,376,875	20,218,125	17,797,026
Expenses:
Cost of sales	39,145	62,685	83,904	78,615	84,870
Marketing	653,282	481,729	654,569	565,626	445,869
Administrative	7,235,719	6,108,890	8,460,662	7,302,275	6,356,555
Provision for credit losses	1,617,028	1,677,758	2,213,859	1,912,918	1,470,744
Depreciation	162,218	130,000	190,257	189,733	145,567
Interest expense	2,905,747	2,955,671	3,936,042	3,898,400	3,761,689

	12,613,139	11,416,733	15,539,293	13,947,567	12,265,294
Operating income before income taxes	5,977,068	4,913,168	6,837,582	6,270,558	5,531,732

	At and for the Nine		At and for the Fiscal Year Ended
	Months Ended December 31,		March 31,

	2003	2002	2003	2002	2001

	(unaudited)
Income tax expense:
Current	3,356,708	2,667,527	3,884,386	2,195,841	2,075,855
Deferred	(1,100,546)	(832,845)	(1,328,198)	142,578	45,000

	2,256,162	1,834,682	2,556,188	2,338,419	2,120,855

Net income	$3,720,906	$3,078,486	$4,281,394	$3,932,139	$3,410,877

Earnings per share:
Basic	$0.74	$0.62	$0.86	$0.81	$0.73
Diluted	$0.69	$0.58	$0.81	$0.75	$0.68
Weighted average shares:
Basic	5,036,730	5,004,470	5,004,055	4,869,078	4,673,198
Diluted	5,395,815	5,312,077	5,299,206	5,263,966	5,137,732
Dividends declared	$0.10	—	—	—	—
Balance Sheet Data:
Finance receivables, net	$92,835,072	$81,747,124	$86,178,112	$76,067,387	$65,040,868
Total assets	99,677,476	85,100,957	90,036,928	77,948,882	67,329,364
Line of credit	66,010,290	57,333,426	60,160,238	53,273,426	47,823,426
Total liabilities	73,568,219	64,894,178	67,946,488	59,512,549	52,901,513
Total shareholders’ equity	26,109,257	20,206,779	22,090,440	18,436,333	14,427,851
Selected Financial Ratios and Other Data:
Weighted average contractual rate(1)	24.02%	24.21%	24.31%	24.65%	24.77%
Average cost of borrowed funds(2)	6.03%	6.93%	6.86%	7.66%	8.15%
Gross portfolio yield(3)	22.25%	22.20%	22.54%	23.53%	23.79%
Net portfolio yield(4)	16.78%	15.80%	16.26%	16.64%	16.63%
Return on shareholders’ equity(5)	20.59%	21.24%	21.13%	23.93%	26.69%

(1)	Weighted average contractual rate represents the weighted average annual percentage rate (APR) of all Contracts purchased and direct loans originated during the nine months ended December 31, 2003 and 2002 and the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

(2)	Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3)	Gross portfolio yield represents finance revenue as a percentage of average finance receivables, net of unearned interest.

(4)	Net portfolio yield represents finance revenue minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(5)	Return on shareholders’ equity represents net income divided by average total shareholders’ equity during the period.

Note: For comparability purposes, all nine-month key performance indicators expressed as percentages have been annualized.

RISK FACTORS

      Before purchasing any of the shares of common stock being offered, prospective investors should carefully consider the following factors in addition to the other information contained in this prospectus or incorporated herein by reference.

Our profitability and future growth depend on our continued access to bank financing.

      The profitability and growth of our business currently depends on our ability to access bank debt at competitive rates. We currently depend on a $75.0 million line of credit facility with a financial institution to finance our purchases of Contracts and fund our direct loans. This line of credit currently has a maturity date of November 30, 2004 and is secured by substantially all our assets. At December 31, 2003, we had approximately $66.0 million outstanding under the line of credit and approximately $9.0 million available for additional borrowing. We will use the net proceeds to us from this offering to reduce the amount outstanding under our line of credit; however, we will continue to depend on the availability of our line of credit, together with cash from operations, to finance our future operations. We are currently negotiating to increase our line of credit to $85.0 million and to extend the maturity date to November 30, 2006. Our inability to obtain additional funds on acceptable terms could adversely impact our ability to grow.

      The availability of our credit facility depends, in part, on factors outside of our control, including regulatory capital treatment for unfunded bank lines of credit and the availability of bank loans in general. Therefore, we cannot guarantee that this credit facility will continue to be available beyond the current maturity date on reasonable terms or at all. If we are unable to renew or replace our credit facility or find alternative financing at reasonable rates, we may be forced to liquidate.

The terms of our indebtedness impose significant restrictions on us.

      Our existing outstanding indebtedness restricts our ability to, among other things:

•	sell or transfer assets;

•	incur additional debt;

•	repay other debt;

•	pay dividends;

•	make certain investments or acquisitions;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations; and

•	engage in certain transactions with subsidiaries and affiliates.

      In addition, our line of credit facility requires us to comply with certain financial ratios and covenants and to satisfy specified financial tests, including maintenance of asset quality and portfolio performance tests. Our ability to continue to meet those financial ratios and tests could be affected by events beyond our control. Failure to meet any of these covenants, financial ratios or financial tests could result in an event of default under our credit facility. If an event of default occurs under our line of credit facility, the lender may take one or more of the following actions:

•	increase our borrowing costs;

•	restrict our ability to obtain additional borrowings under the facility;

•	accelerate all amounts outstanding under the facility; or

•	enforce its interests against collateral pledged under the facility.

      If our lender accelerates our debt payments, our assets may not be sufficient to fully repay the debt.

We will require a significant amount of cash to service our indebtedness and meet our other liquidity needs.

      Our ability to make payments on or to refinance our indebtedness and to fund our operations and planned capital expenditures depends on our future operating performance. Our primary cash requirements include the funding of:

•	Contract purchases and direct loans;

•	interest payments under our line of credit facility and other indebtedness;

•	capital expenditures for technology and facilities;

•	ongoing operating expenses;

•	planned expansions by opening additional branch offices; and

•	any required income tax payments.

      In addition, because we expect to continue to require substantial amounts of cash for the foreseeable future, we may seek additional debt or equity financing. The type, timing and terms of the financing we select will be dependent upon our cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There is no assurance that any of these sources will be available to us at any given time or that the terms on which these sources may be available will be favorable. Our inability to obtain such additional financing could adversely impact our ability to grow.

Our substantial indebtedness could adversely affect our financial condition.

      We currently have a substantial amount of outstanding indebtedness. Our ability to make payments on, or to refinance, our indebtedness will depend on our future operating performance, including our ability to access additional debt and equity financing, which, to a certain extent, is subject to economic, financial, competitive and other factors beyond our control.

      Our high level of indebtedness could have important consequences for our business. For example,

•	we may be unable to satisfy our obligations under our outstanding indebtedness;

•	we may find it more difficult to fund future working capital, capital expenditures, acquisitions, and general corporate needs;

•	we may have to dedicate a substantial portion of our cash resources to the payments on our outstanding indebtedness, thereby reducing the funds available for operations and future business opportunities; and

•	we may be more vulnerable to adverse general economic and industry conditions.

      We may incur substantial additional debt in the future. If new debt is added to our current levels, the risks described above could intensify.

We may experience high delinquency rates in our loan portfolios, which could reduce our profitability.

      Our profitability depends, to a material extent, on the performance of Contracts that we purchase. Historically, we have experienced higher delinquency rates than traditional financial institutions because a large portion of our loans are to non-prime borrowers, who are unable to obtain financing from traditional sources due to their credit history. Although we attempt to mitigate these high credit risks with our underwriting standards and collection procedures, these standards and procedures may not offer adequate protection against the risk of default. In the event of a default, the collateral value of the financed vehicle usually does not cover the outstanding loan balance and costs of recovery. Higher than anticipated delinquencies and defaults on our Contracts would reduce our profitability.

      In addition, in the event we were to make any bulk purchases of seasoned Contracts, we may experience higher than normal delinquency rates with respect to these loan portfolios due to our inability to apply our underwriting standards to each loan comprising the acquired portfolios. We would similarly attempt to mitigate the high credit risks associated with these loans, although no assurances can be given that we would be able to do so.

We depend upon our relationships with our dealers.

      Our business depends in large part upon our ability to establish and maintain relationships with reputable dealers who originate the Contracts we purchase. Although we believe we have been successful in developing and maintaining such relationships, such relationships are not exclusive, and many of them are not longstanding. There can be no assurances that we will be successful in maintaining such relationships or increasing the number of dealers with whom we do business, or that our existing dealer base will continue to generate a volume of Contracts comparable to the volume of such Contracts historically generated by such dealers.

Our success depends upon our ability to implement our business strategy.

      Our financial position depends on management’s ability to execute our business strategy. Key factors involved in the execution of our business strategy include achievement of the desired Contract purchase volume, the use of effective risk management techniques and collection methods, continued investment in technology to support operating efficiency and continued access to significant funding and liquidity sources. Our failure or inability to execute any element of our business strategy could materially adversely affect our financial condition.

Our business is highly dependent upon general economic conditions.

      During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage on our loans and increases the amount of a loss we would experience in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles are sold or delay the timing of these sales. Because we focus on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our servicing income. While we seek to manage the higher risk inherent in loans made to non-prime borrowers through our underwriting criteria and collection methods, no assurance can be given that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions or losses or increased servicing costs could adversely affect our financial condition.

Decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold during periods of economic slowdown or recession will reduce our profitability.

      If we repossess a vehicle securing a Contract, we typically have it transported to an automobile auction for sale. Auction proceeds from the sale of repossessed vehicles and other recoveries are usually not sufficient to cover the outstanding balance of the Contract, and the resulting deficiency is charged off. In addition, there is, on average, approximately a 30-day lapse between the time we repossess a vehicle and the time it is sold by a dealer or at auction. Furthermore, depressed wholesale prices for used automobiles may result from significant liquidations of rental or fleet inventories, and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. During periods of economic slowdown or recession, decreased auction proceeds resulting from the depressed prices at which used automobiles may be sold will result in our experiencing higher credit losses.

An increase in market interest rates may reduce our profitability.

      Our long-term profitability may be directly affected by the level of and fluctuations in interest rates. Sustained, significant increases in interest rates may adversely affect our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on our Contracts and interest rates that we pay under our outstanding line of credit facility. As interest rates increase, our gross interest rate spread on new originations will generally decline since the rates charged on the Contracts originated or purchased from dealers generally are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. We monitor the interest rate environment and have entered into interest rate swap agreements relating to a significant portion of our outstanding debt with maturities ranging from October 5, 2004 through May 19, 2008. Each of these agreements effectively converts a portion of our floating-rate debt to a fixed-rate, thus reducing the impact of interest rate changes on our interest expense. These interest rate swap agreements may not adequately mitigate the impact of changes in interest rates and we may not be able to enter into such agreements in the future.

Our growth depends upon our ability to retain and attract a sufficient number of qualified employees.

      To a large extent, our growth strategy depends on the opening of new offices that will focus primarily on purchasing Contracts and making direct loans in markets we have not previously served. Future expansion of our office network depends upon our ability to attract and retain qualified and experienced office managers and the ability of such managers to develop relationships with dealers that serve those markets. We generally do not open new offices until we have located and hired a qualified and experienced individual to manage the office. Typically, this individual will be familiar with local market conditions and have existing relationships with dealers in the area to be served. Although we believe that we can attract and retain qualified and experienced personnel as we proceed with planned expansion into new markets, no assurance can be given that we will be successful in doing so. Competition to hire personnel possessing the skills and experience required by us could contribute to an increase in our employee turnover rate. High turnover or an inability to attract and retain qualified personnel could have an adverse effect on our origination, delinquency, default and net loss rates and, ultimately, our financial condition.

The loss of one of our key executives could have a material adverse effect on our business.

      Our growth and development to date have been largely dependent upon the services of Peter L. Vosotas, our Chairman of the Board, President and Chief Executive Officer, and Ralph T. Finkenbrink, our Chief Financial Officer and Senior Vice President — Finance. We do not maintain key-man life insurance policies on these executives. Although we believe that we have sufficient additional experienced management personnel to accommodate the loss of any key executive, the loss of services of one or both of these executives could have a material adverse effect on us.

If we have to force-place insurance on vehicles secured by our Contracts, we may not be able to recover the premium payments for such insurance.

      We may force-place a physical damage insurance policy on any vehicle subject to one of our Contracts for which the customer has failed to obtain or maintain a physical damage insurance policy. In such event, we will advance the premium payment for such force-placed insurance and require the insurer to pay any proceeds of such policy directly to us. Although the principal balance of the Contract secured by the financed vehicle to which such premium relates will be increased by the amount of such premium, we may not be able to collect such increased principal balance from the customer. If we have to force-place insurance on a significant number of vehicles, this could have a material adverse effect on our financial condition.

We are subject to risks associated with litigation.

      As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties, based upon, among other things:

•	usury laws;

•	disclosure inaccuracies;

•	wrongful repossession;

•	violations of bankruptcy stay provisions;

•	certificate of title disputes;

•	fraud;

•	breach of contract; and

•	discriminatory treatment of credit applicants.

      Some litigation against us could take the form of class action complaints by consumers. As the assignee of Contracts originated by dealers, we may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. The damages and penalties claimed by consumers in these types of actions can be substantial. The relief requested by the plaintiffs varies but may include requests for compensatory, statutory and punitive damages. No assurances can be given that we will not experience material financial losses in the future as a result of litigation and other legal proceedings.

We are subject to many laws and governmental regulations, and any material violations of or changes in these laws or regulations could have a material adverse effect on our financial condition and business operations.

      Our financing operations are subject to regulation, supervision and licensing under various federal, state and local statutes and ordinances. Additionally, the procedures that we must follow in connection with the repossession of vehicles securing Contracts are regulated by each of the states in which we do business. The various federal, state and local statutes, regulations, and ordinances applicable to our business govern, among other things:

•	licensing requirements;

•	requirements for maintenance of proper records;

•	payment of required fees to certain states;

•	maximum interest rates that may be charged on loans to finance new and used vehicles;

•	debt collection practices;

•	proper disclosure to customers regarding financing terms;

•	privacy regarding certain customer data;

•	interest rates on loans to customers serving in the military;

•	telephone solicitation of direct loan customers; and

•	collection of debts from loan customers who have filed bankruptcy.

      We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. Our failure, or failure by dealers who originate the Contracts we purchase, to maintain all requisite licenses and permits, and to comply with other regulatory requirements, could result in consumers having rights of rescission and other remedies that could have a material adverse effect on our financial condition. Furthermore, any changes in applicable laws, rules and regulations may make our compliance therewith more difficult or expensive or otherwise adversely affect our financial condition.

Our ability to pay cash dividends is restricted by our line of credit.

      In August, 2003, we announced an annual cash dividend of $0.10 per share of common stock, payable semi-annually. We paid our first cash dividend of $0.05 per share in September, 2003. On March 22, 2004, we will pay a cash dividend of $0.05 per share to shareholders of record as of March 8, 2004. We intend to continue to pay cash dividends for the foreseeable future, provided our future earnings meet expectations. While we are not restricted by our Articles from declaring dividends, our line of credit prohibits the payment of cash dividends without written approval from our consortium of lenders. Our ability to receive the necessary approvals is largely dependent upon our portfolio performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future.

Our Chief Executive Officer and certain members of the Mahan family hold a significant percentage of our common stock and may take actions adverse to your interests.

      Peter L. Vosotas, our Chairman of the Board, President and Chief Executive Officer, and certain members of the Mahan family, including Marvin and Ingrid Mahan, their adult children and certain entities controlled by them, will own approximately 16.2% and 12.5%, respectively, of our common stock following this offering. As a result, they may be able to significantly influence matters requiring shareholder approval, including the election and removal of directors and approval of significant corporate transactions, such as mergers, consolidations and sales of assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such transaction.

Our stock is not heavily traded, which may limit your ability to resell your shares.

      The average daily trading volume of our shares on The Nasdaq SmallCap System for the twelve months ended January 31, 2004 was approximately 6,400 shares. Thus, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the consumer-finance industry generally may have a significant impact on the market price of our common stock. We have applied for inclusion of our common stock on the Nasdaq National Market. Despite this fact, we cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stocks of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

We operate in a competitive market.

      The non-prime consumer-finance industry is highly competitive. There are numerous financial service companies that provide consumer credit in the markets served by us, including banks, credit unions, other consumer finance companies and captive finance companies owned by automobile manufacturers and retailers. Many of these competitors have substantially greater financial resources than us. In addition, our competitors often provide financing on terms more favorable to automobile purchasers or dealers than we offer. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor-plan financing and leasing, which are not provided by us. Providers of non-prime consumer financing have traditionally competed primarily on the basis of:

•	interest rates charged;

•	the quality of credit accepted;

•	the flexibility of loan terms offered; and

•	the quality of service provided.

      Our ability to compete effectively with other companies offering similar financing arrangements depends on maintaining close relationships with dealers of new and used vehicles. We may not be able to compete successfully in this market or against these competitors.

      We have focused on a segment of the market composed of consumers who typically do not meet the more stringent credit requirements of traditional consumer financing sources and whose needs, as a result, have not been addressed consistently by such financing sources. If, however, other providers of consumer financing were to assert a significantly greater effort to penetrate our targeted market segment, we may have to reduce our interest rates and fees in order to maintain our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability.

We may experience problems with our integrated computer systems or be unable to keep pace with developments in technology.

      We use various technologies in our business, including telecommunication, data processing, and integrated computer systems. Technology changes rapidly. Our ability to compete successfully with other financing companies may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we make may not make us more profitable.

      We utilize integrated computer systems to respond to customer inquiries and to monitor the performance of our Contract and direct loan portfolios and the performance of individual customers under our Contracts and direct loans. Problems with our systems’ operations could adversely impact our ability to monitor our portfolios or collect amounts due under our Contracts and direct loans, which could have a material adverse effect on our financial condition.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

      Some discussions in this prospectus may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” Statements that are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus; general economic, market, or business conditions; changes in interest rates, the cost of funds, and demand for our financial services; changes in our competitive position; our ability to manage growth; the opportunities that may be presented to and pursued by us; competitive actions by other companies; changes in laws or regulations; changes in the policies of federal or state regulators and agencies; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise.

USE OF PROCEEDS

      The net proceeds to us from the sale of 1,500,000 shares of common stock offered by us in this offering (after deducting the underwriting discount and commissions and estimated expenses of the offering payable by us) are estimated to be approximately $                    ($                    if the underwriter’s over-allotment option is exercised in full), based upon the offering price of $          per share. We intend to use the proceeds from this offering to repay amounts outstanding under our existing $75.0 million line of credit facility. As of December 31, 2003, the aggregate amount outstanding under this line of credit facility was approximately $66.0 million and the average cost of funds (after giving effect to our interest rate swap agreements) was 5.73% per annum for the nine-months ended as of such date. We are currently negotiating to increase our line of credit to $85.0 million and to extend the maturity date to November 30, 2006, although no assurances can be given that we will be able to do so. We believe that by reducing our outstanding indebtedness, we will strengthen our financial condition, thereby better positioning us to potentially negotiate more favorable borrowing terms with existing or new institutional lenders in the future.

      The foregoing represents our anticipated use of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. A change in the use of proceeds or timing of such use will be at our discretion. Pending their longer-term use, the net proceeds from this offering may be invested in short-term, investment-grade interest-bearing securities.

      We will not receive any proceeds from the sale of shares of common stock by the selling shareholders. The net proceeds to the selling shareholders from the sale of 900,000 shares of common stock offered by them in this offering (after deducting the underwriting discount and commissions payable by the selling shareholders) are estimated to be approximately $                    , based upon the offering price of $          per share.

SELLING SHAREHOLDERS

      The following table sets forth the number of shares of common stock beneficially owned by each selling shareholder as of February 26, 2004, the number of shares of common stock being offered pursuant to this offering for such selling shareholder’s account and the number of shares of common stock and, based on the number of shares of common stock outstanding as of February 26, 2004, the percentage of the outstanding shares of common stock that will be beneficially owned by such selling shareholder if all of the shares of common stock being offered pursuant to this offering by that shareholder are sold (assuming no exercise of the underwriter’s over-allotment option). One of the selling shareholders, Peter L. Vosotas, is the Chief Executive Officer, President and a director of the Company.

      Some of the selling shareholders either have or have had a material relationship with us within the past three years. On June 30, 2001, we issued 44,444 shares of our common stock to the Roger T. Mahan Grantor Trust (the “Grantor Trust”) pursuant to the Grantor Trust’s exercise of its conversion right under a Convertible Promissory Note, dated June 30, 1995 (the “Grantor Trust Note”), issued by us in favor of the Grantor Trust. The aggregate principal amount of the Grantor Trust Note was $200,000 and the maturity date was June 30, 2001. The conversion price was $4.50 per share. As a result of such conversion, the Grantor Trust Note was cancelled. We issued shares of our common stock in this transaction pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The above transaction, if adjusted for our two-for-one common stock dividend effected in September, 2001, would have resulted in the issuance of 88,888 shares of our common stock at a conversion price of $2.25 per share.

      On August 9, 2001, we issued 111,111 shares of our common stock to Mahan Family, LLC (the “Family LLC”) pursuant to the Family LLC’s exercise of its conversion right under a Convertible Promissory Note, dated November 30, 1992 (the “Family LLC Note”), issued by us in favor of the Family LLC. The aggregate principal amount of the Family LLC Note was $500,000 and the maturity date was November 30, 2001, subject to certain prepayment rights granted to us thereunder. Pursuant to such rights, we gave notice on July 10, 2001 that we intended to prepay the Family LLC Note in full. Under the terms of the Family LLC Note, this notification entitled the Family LLC to convert the note into shares of our common stock, at a conversion price of $4.50 per share. As result of such conversion, the Family LLC Note was cancelled. We issued shares of our common stock in this transaction pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The above transaction, if adjusted for our two-for-one common stock dividend effected in September, 2001, would have resulted in the issuance of 222,222 shares of our common stock at a conversion price of $2.25 per share.

      In addition, we are indebted to Peter Vosotas, our Chairman of the Board, President and Chief Executive Officer, for amounts totaling approximately $681,530 (as of March 1, 2004). These promissory notes are due upon thirty-day demand and carry an interest rate equal to our average cost of funds plus twenty-five basis points. The amount of these notes can change from time to time but cannot exceed $1,000,000 without the approval of our Board of Directors and the Audit Committee thereof.

	Shares Beneficially				Shares Beneficially
	Owned Prior to Offering			Shares	Owned After Offering
				Being
Name	Shares		Percent	Offered	Shares	Percent

Peter L. Vosotas	1,593,517	(1)	30.5%	500,000	1,093,517	16.2%
Marvin & Ingrid Mahan	45,664	(2)	*	45,664	—	—
Mahan Children, LLC	392,764	(3)	7.7	125,000	267,764	4.1
Mahan Family, LLC	473,818	(4)	9.3	111,450	362,368	5.5
Grenma, Inc.	160,666	(5)	3.2	50,000	110,666	1.7
Roger Mahan	112,220	(6)	2.2	32,220	80,000	1.2
Kenneth & Nancy Ernst	36,066	(7)	*	35,666	400	*
Total				900,000

*	Less than 1%.

(1)	Includes 71,784 shares owned directly by Mr. Vosotas, 1,371,066 shares held in family trusts over which Mr. Vosotas retains voting and investment power and 667 shares held by Mr. Vosotas’ spouse. Also includes 150,000 shares issuable upon the exercise of outstanding stock options.

(2)	Marvin H. Mahan and Ingrid T. Mahan are husband and wife. Includes 33,998 shares owned directly by Marvin J. Mahan and 11,666 shares owned directly by Ingrid T. Mahan. Marvin H. Mahan is the sole director and Ingrid T. Mahan is the sole shareholder of Grenma, Inc., and each may be deemed to beneficially own all of the shares owned by Grenma Inc.

(3)	Mahan Children, LLC is a New Jersey limited liability company. Roger Mahan, Nancy Ernst and Gary Mahan, the adult children of Marvin H. Mahan and Ingrid T. Mahan, are the sole equity holders and managers of Mahan Children, LLC, and each may be deemed to beneficially own all of the shares owned by Mahan Children, LLC.

(4)	Mahan Family, LLC is a New Jersey limited liability company. Roger Mahan, Nancy Ernst and Gary Mahan are each equity holders in and the sole managers of Mahan Family, LLC, and each may be deemed to beneficially own all of the shares owned by Mahan Family, LLC.

(5)	Grenma, Inc. is a U.S. Virgin Island corporation. Marvin H. Mahan and Ingrid T. Mahan each may be deemed to beneficially own all of the shares owned by Grenma Inc. See footnote (2) above.

(6)	Includes 23,332 shares owned directly by Roger Mahan and 88,888 shares owned by the Grantor Trust. Roger Mahan may also be deemed to beneficially own all of the shares owned by Mahan Family, LLC and Mahan Children, LLC. See footnotes (3) and (4) above.

(7)	Kenneth Ernst and Nancy Ernst are husband and wife. Includes 35,666 shares owned jointly by Kenneth and Nancy Ernst and 400 shares owned by their minor son. Kenneth and Nancy Ernst may also be deemed to beneficially own all of the shares owned by Mahan Family, LLC and Mahan Children, LLC. See footnotes (3) and (4) above.

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2003: (1) on an actual basis; and (2) on an as adjusted basis to give effect to the sale of 1,500,000 shares of common stock offered by the Company in this offering, less the underwriting discount and commissions and estimated expenses, at the offering price of $          per share. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	December 31, 2003(1)

	Actual	As Adjusted(2)

Debt:
Line of credit	$66,010,290
Shareholders’ equity:
Preferred stock, no par: 5,000,000 shares authorized; none issued and outstanding	—
Common stock, no par; 50,000,000 shares authorized; 5,069,688 shares outstanding; 6,569,688 shares outstanding as adjusted	4,696,014
Other comprehensive loss	(841,045)
Retained earnings	22,254,288

Total shareholders’ equity	26,109,257

Total capitalization	92,119,547

Book value per share (3)	$5.15

(1)	This table excludes 548,066 shares of common stock issuable upon exercise of outstanding options at December 31, 2003, at a weighted average exercise price of $2.42 per share.

(2)	If the underwriter’s over-allotment option is exercised in full, common stock and total shareholders’ equity would be $ and $ , respectively.

(3)	Actual book value per share equals total shareholders’ equity of $26,109,257, divided by 5,069,688 shares issued and outstanding at December 31, 2003. Book value per share as adjusted equals total shareholders’ equity of $ (assuming net proceeds of this offering to us of $ ), divided by shares (assuming issuance and sale by us of shares).

MARKET FOR COMMON STOCK

      Our common stock currently trades on the Nasdaq SmallCap System under the symbol “NICK.” We have applied for inclusion of our common stock on the Nasdaq National Market under the symbol “NICK.” The table below sets forth for the periods indicated the high and low bid prices of our common stock as reported by The Nasdaq Stock Market. These over-the-counter market quotations reflect inter-dealer prices and do not include retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low

Fiscal Year Ending March 31, 2004:
Fourth quarter (through February 26, 2004)	$9.46	$7.61
Third quarter	8.80	5.60
Second quarter	7.57	4.77
First quarter	5.22	3.40
Fiscal Year Ended March 31, 2003:
Fourth quarter	4.06	3.62
Third quarter	4.28	3.50
Second quarter	5.30	4.00
First quarter	6.15	3.80
Fiscal Year Ended March 31, 2002:
Fourth quarter	4.60	3.80
Third quarter	4.65	3.61
Second quarter	5.56	3.10
First quarter	3.69	2.31

      On February 26, 2004, the last reported sale price of our common stock on The Nasdaq Stock Market was $9.07 per share. At February 13, 2004, there were 1,054 holders of our common stock.

DIVIDEND POLICY

      In August, 2003, our Board of Directors announced an annual cash dividend of $0.10 per share of common stock, payable semi-annually. We paid our first cash dividend of $0.05 per share in September, 2003. On March 22, 2004, we will pay a cash dividend of $0.05 per share to shareholders of record as of March 8, 2004. We intend to continue to pay cash dividends for the foreseeable future, provided our future earnings meet expectations. Any payment of future cash dividends and the amounts thereof will be dependent upon our earnings, financial requirements, requirements of our lenders and other factors deemed relevant by our Board of Directors. Our line of credit facility prohibits the payment of dividends without the written approval of our consortium of lenders. Our ability to receive the necessary approvals is largely dependent upon our portfolio performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future.

      There are no Canadian foreign exchange controls or laws that would affect the remittance of dividends or other payments to our non-Canadian resident shareholders. There are no Canadian laws that restrict the export or import of capital, other than the Investment Canada Act (Canada), which requires the notification or review of certain investments by non-Canadians to establish or acquire control of a Canadian business. We are not a “Canadian business” as defined under the Investment Canada Act, because we have no place of business in Canada, have no individuals employed in Canada in connection with our business, and have no assets in Canada used in carrying on our business.

      Canada and the United States of America are signatories to the Canada-United States Tax Convention Act, 1984 (the “Tax Treaty”). The Tax Treaty contains provisions governing the tax treatment of interest, dividends, gains and royalties paid to or received by a person residing in the United States. The

Tax Treaty also contains provisions to prevent the occurrence of double taxation, essentially by permitting the taxpayer to claim a tax credit for taxes paid in the foreign jurisdiction.

      Dividends paid to us from our U.S. subsidiaries’ current and accumulated earnings and profits will be subject to a U.S. withholding tax of 5%. The gross dividends (i.e., before payment of the withholding tax) must be included in our net income. However, under certain circumstances, we may be allowed to deduct the dividends in the calculation of our Canadian taxable income. If we have no other foreign (i.e., non-Canadian) non-business income, no relief is available in that case to recover the withholding taxes previously paid.

      A 15% Canadian withholding tax applies to dividends paid by us to a U.S. shareholder that is an individual. The U.S. shareholder must include the gross amount of the dividends in his net income to be taxed at the regular rates. A foreign tax credit will be available to the extent of the lesser of:

(i) withholding taxes paid (up to a maximum of 15% of certain foreign income from property); and

(ii) the U.S. taxes payable in respect to that foreign income.

      Alternatively, an individual can claim the foreign withholding taxes paid as a deduction in the computation of income for tax purposes. If the withholding taxes paid exceed 15% of the foreign income from property, such excess must be deducted in computing net income.

      Dividends paid to a corporate U.S. shareholder that owns less than 10% of our voting shares are also subject to a Canadian withholding tax of 15%.

EQUITY COMPENSATION PLAN INFORMATION

      The following table sets forth certain information as of March 31, 2003, with respect to compensation plans under which our equity securities are authorized for issuance:

Number of Securities
	Number of		Remaining Available
	Securities to be		for Future Issuance
	Issued Upon	Weighted-Average	Under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding	Outstanding	(Excluding Securities
	Options, Warrants	Options, Warrants	Reflected in
Plan Category	and Rights	and Rights	Column(a)

	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	590,266	$2.21	349,734
Equity Compensation Plans Not Approved by Security Holders	None	Not Applicable	None
TOTAL	590,266	$2.21	349,734

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table summarizes our selected consolidated financial information and other financial data. The selected balance sheet and statement of income data, insofar as they relate to the fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999, are derived from our audited consolidated financial statements. Ernst & Young LLP audited our consolidated financial statements for each of those fiscal years. Effective December 3, 2003, we engaged the accounting firm of Crisp Hughes Evans LLP as our new independent auditors. Effective March 1, 2004, Crisp Hughes Evans LLP merged with Dixon Odom PLLC, with the combined firm now known as Dixon Hughes PLLC. On March 3, 2004, we engaged Dixon Hughes PLLC as our independent auditors, effective as of the foregoing merger. See “Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.” The selected consolidated financial data for the nine-month periods ended December 31, 2003 and 2002 are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods ended December 31, 2003 and 2002, have been included. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the nine-month period ended December 31, 2003 are not necessarily indicative of results that may be expected for the full fiscal year ending March 31, 2004.

	At and for the Nine Months
	Ended December 31,		At and for the Fiscal Year Ended March 31,

	2003	2002	2003	2002	2001	2000	1999

	(unaudited)
Statement of Income Data:
Revenue:
Finance revenue	$18,397,452	$16,075,736	$22,048,535	$19,852,758	$17,386,318	$13,557,371	$9,922,689
Sales	192,755	254,165	328,340	365,367	410,708	517,445	495,849

	18,590,207	16,329,901	22,376,875	20,218,125	17,797,026	14,074,816	10,418,538
Expenses:
Cost of sales	39,145	62,685	83,904	78,615	84,870	90,471	102,368
Marketing	653,282	481,729	654,569	565,626	445,869	396,307	369,968
Administrative	7,235,719	6,108,890	8,460,662	7,302,275	6,356,555	5,225,373	3,950,839
Provision for credit losses	1,617,028	1,677,758	2,213,859	1,912,918	1,470,744	1,069,719	940,922
Depreciation	162,218	130,000	190,257	189,733	145,567	91,049	90,005
Interest expense	2,905,747	2,955,671	3,936,042	3,898,400	3,761,689	2,771,100	2,358,838

	12,613,139	11,416,733	15,539,293	13,947,567	12,265,294	9,644,019	7,812,940
Operating income before income taxes	5,977,068	4,913,168	6,837,582	6,270,558	5,531,732	4,430,797	2,605,598
Income tax expense:
Current	3,356,708	2,667,527	3,884,386	2,195,841	2,075,855	1,694,061	1,327,520
Deferred	(1,100,546)	(832,845)	(1,328,198)	142,578	45,000	159,168	(324,278)

	2,256,162	1,834,682	2,556,188	2,338,419	2,120,855	1,853,229	1,003,242

Net income	$3,720,906	$3,078,486	$4,281,394	$3,932,139	$3,410,877	$2,577,568	$1,602,356

Earnings per share:
Basic	$0.74	$0.62	$0.86	$0.81	$0.73	$0.55	$0.34
Diluted	$0.69	$0.58	$0.81	$0.75	$0.68	$0.50	$0.32
Weighted average shares:
Basic	5,036,730	5,004,470	5,004,055	4,869,078	4,673,198	4,704,572	4,715,968
Diluted	5,395,815	5,312,077	5,299,206	5,263,966	5,137,732	5,312,630	5,245,564
Dividends declared	$0.10	—	—	—	—	—	—

	At and for the Nine Months
	Ended December 31,		At and for the Fiscal Year Ended March 31,

	2003	2002	2003	2002	2001	2000	1999

	(unaudited)
Balance Sheet Data:
Finance receivables, net	$92,835,072	$81,747,124	$86,178,112	$76,067,387	$65,040,868	$52,015,107	$39,923,471
Total assets	99,677,476	85,100,957	90,036,928	77,948,882	67,329,364	54,135,378	42,257,014
Line of credit	66,010,290	57,333,426	60,160,238	53,273,426	47,823,426	38,414,549	29,964,549
Total liabilities	73,568,219	64,894,178	67,946,488	59,512,549	52,901,513	43,008,094	33,716,313
Total shareholders’ equity	26,109,257	20,206,779	22,090,440	18,436,333	14,427,851	11,127,284	8,540,701
Selected Financial Ratios and Other Data:
Weighted average contractual rate(1)	24.02%	24.21%	24.31%	24.65%	24.77%	24.76%	24.68%
Average cost of borrowed funds(2)	6.03%	6.93%	6.86%	7.66%	8.15%	8.03%	8.45%
Gross portfolio yield(3)	22.25%	22.20%	22.54%	23.53%	23.79%	24.64%	22.77%
Net portfolio yield(4)	16.78%	15.80%	16.26%	16.64%	16.63%	17.66%	15.20%
Return on shareholders’ equity(5)	20.59%	21.24%	21.13%	23.93%	26.69%	26.21%	20.65%

(1)	Weighted average contractual rate represents the weighted average annual percentage rate (APR) of all Contracts purchased and direct loans originated during the nine months ended December 31, 2003 and 2002 and the fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(2)	Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3)	Gross portfolio yield represents finance revenue as a percentage of average finance receivables, net of unearned interest.

(4)	Net portfolio yield represents finance revenue minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(5)	Return on shareholders’ equity represents net income divided by average total shareholders’ equity during the period.

Note: For comparability purposes, all nine-month key performance indicators expressed as percentages have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the notes thereto included elsewhere in this prospectus.

Overview

      We are a Canadian holding company incorporated under the laws of British Columbia in 1986. We conduct our business activities through two wholly-owned Florida corporations: Nicholas Financial, which purchases and services Contracts, makes direct loans and sells consumer-finance related products; and NDS, which supports and updates certain computer application software. Nicholas Financial accounted for approximately 99% and 99% of our consolidated revenues for the fiscal year ended March 31, 2003 and the nine-month period ended December 31, 2003, respectively.

      Our consolidated revenues increased for the fiscal year ended March 31, 2003 and the nine-month period ended December 31, 2003 to $22.4 million and $18.6 million, respectively, from $20.2 million and $16.3 million for the fiscal year ended March 31, 2002 and the nine-month period ended December 31, 2002, respectively. Our consolidated net income increased for the fiscal year ended March 31, 2003 and the nine-month period ended December 31, 2003 to $4.3 million and $3.7 million, respectively, from $3.9 million and $3.1 million for the fiscal year ended March 31, 2002 and the nine-month period ended December 31, 2002, respectively. Our earnings were favorably impacted by an increase in our outstanding loan portfolio, a reduction in our average cost of borrowed funds and a reduction in our charge-off rate.

Portfolio Summary

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

	(Dollars in thousands)
Average finance receivables, net of unearned interest(1)	$110,249	$96,555	$97,807	$84,389

Average indebtedness(2)	64,243	56,900	57,336	50,908

Finance revenue(3)	18,397	16,076	22,049	19,853
Interest expense	2,906	2,956	3,936	3,898

Net finance revenue	15,492	13,120	18,112	15,954

Weighted average contractual rate(4)	24.02%	24.21%	24.31%	24.65%

Average cost of borrowed funds(2)	6.03%	6.93%	6.86%	7.66%

Gross portfolio yield(5)	22.25%	22.20%	22.54%	23.53%
Interest expense as a percentage of average finance receivables, net of unearned interest	3.51%	4.08%	4.02%	4.62%
Provision for credit losses as a percentage of average finance receivables, net of unearned interest	1.96%	2.32%	2.26%	2.27%

Net portfolio yield(5)	16.78%	15.80%	16.26%	16.64%
Operating expenses as a percentage of average finance receivables, net of unearned interest(6)	9.51%	8.88%	9.25%	9.19%

Pre-tax yield as a percentage of average finance receivables, net of unearned interest(7)	7.27%	6.92%	7.01%	7.45%

Write-off to liquidation(8)	9.12%	9.88%	9.32%	8.62%
Net charge-off percentage(9)	7.79%	8.62%	8.13%	7.63%

(1)	Average finance receivables, net of unearned interest represents the average of gross finance receivables, less unearned interest throughout the period.

(2)	Average indebtedness represents the average outstanding borrowings under the line of credit and notes payable-related party. Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3)	Finance revenue does not include revenue generated by NDS.

(4)	Weighted average contractual rate represents the weighted average annual percentage rate (APR) of all Contracts purchased and direct loans originated during the nine months ended December 31, 2003 and 2002 and the fiscal years ended March 31, 2003 and 2002, respectively.

(5)	Gross portfolio yield represents finance revenues as a percentage of average finance receivables, net of unearned interest. Net portfolio yield represents finance revenue minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(6)	Operating expenses represent total expenses, less interest expense, the provision for credit losses and operating costs associated with NDS.

(7)	Pre-tax yield represents net portfolio yield minus operating expenses as a percentage of average finance receivables, net of unearned interest.

(8)	Write-off to liquidation percentage is defined as net charge-offs divided by liquidation. Liquidation is defined as beginning receivable balance plus current period purchases minus voids and refinances minus ending receivable balance.

(9)	Net charge-off percentage represents net charge-offs divided by average finance receivables, net of unearned interest outstanding during the period.

Note: For comparability purposes, all nine-month key performance indicators expressed as percentages have been annualized.

Nine Months Ended December 31, 2003 Compared to Nine Months Ended December 31, 2002

Interest Income and Loan Portfolio

      Interest income increased 14% to $18.4 million for the period ended December 31, 2003 from $16.1 million for the period ended December 31, 2002. The average finance receivables, net of unearned interest totaled $110.2 million for the period ended December 31, 2003, an increase of 14% from $96.6 million for the period ended December 31, 2002. The primary reason average finance receivables, net of unearned interest increased was the increase in the receivable base of several existing branches and the opening of two additional branch locations. The gross finance receivable balance increased 15% to $147.6 million at December 31, 2003 from $129.0 million at December 31, 2002. The primary reason interest revenue increased was the increase in the outstanding loan portfolio. The gross portfolio yield increased from 22.20% for the period ended December 31, 2002 to 22.25% for the period ended December 31, 2002. The net portfolio yield increased from 15.80% for the period ended December 31, 2002 to 16.78% for the period ended December 31, 2003. The primary reasons for the increase in the net portfolio yield were a decrease in charge-offs, a reduction in the provision for credit losses and a reduction in the cost of borrowed funds for the period ended December 31, 2003. The net charge-off percentage for the period ended December 31, 2003 was 7.79% as compared to 8.62% for the period ended December 31, 2002.

Computer Software Business

      Sales for the period ended December 31, 2003 were $192,755 as compared to $254,165 for the period ended December 31, 2002, a decrease of 24%. This decrease was primarily due to lower revenue from the existing customer base during the fiscal year. Cost of sales and operating expenses decreased from $351,059 for the period ended December 31, 2002 to $230,509 for the period ended December 31, 2003.

Operating Expenses

      Total expenses, less provision for credit losses, interest expense and costs associated with NDS, increased to $7.9 million for the period ended December 31, 2003 from $6.4 million for the period ended December 31, 2002. This increase of 23% was primarily attributable to the additional staffing of several existing branches, increased general operating expenses and the opening of two additional branch offices. Operating expenses as a percentage of finance receivables, net of unearned interest increased from 8.88% for the period ended December 31, 2002 to 9.51% for the period ended December 31, 2003. The primary reason for this increase was the addition of infrastructure necessary to accommodate growth further away geographically from our corporate headquarters in Clearwater, Florida.

Interest Expense

      Interest expense was $2.9 million for the period ended December 31, 2003 as compared to $3.0 million for the period ended December 31, 2002. The average indebtedness for the period ended December 31, 2003 increased to $64.2 million as compared to $56.9 million for the period ended December 31, 2002. The cost associated with this increase in average indebtedness was offset by a decrease in the average cost of outstanding borrowings from 6.93% during the nine months ended December 31, 2002 to 6.03% during the nine months ended December 31, 2003.

Fiscal 2003 Compared to Fiscal 2002

Interest Income and Loan Portfolio

      Interest income increased 11% to $22.0 million for the fiscal year ended March 31, 2003 from $19.9 million for the fiscal year ended March 31, 2002. The average finance receivables, net of unearned interest totaled $97.8 million for the fiscal year ended March 31, 2003, an increase of 16% from $84.4 million for the fiscal year ended March 31, 2002. The primary reason average finance receivables, net of unearned interest increased was the increase in the receivable base of several existing branches and the opening of five additional branch locations. The gross finance receivable balance increased 13% to $136.7 million at March 31, 2003 from $120.5 million at March 31, 2002. The primary reason interest revenue increased was the increase in the outstanding loan portfolio. The gross portfolio yield decreased from 23.53% for the fiscal year ended March 31, 2002 to 22.54% for the fiscal year ended March 31, 2002. The net portfolio yield decreased from 16.64% for the fiscal year ended March 31, 2002 to 16.26% for the fiscal year ended March 31, 2003. The primary reason for the decrease in the net portfolio yield was an increase in the net charge-off percentage from 7.63% for the fiscal year ended March 31, 2002 to 8.13% for the fiscal year ended March 31, 2003.

Computer Software Business

      Sales for the fiscal year ended March 31, 2003 were $328,340 as compared to $365,367 for the fiscal year ended March 31, 2002, a decrease of 10%. This decrease was primarily due to lower revenue from the existing customer base during the fiscal year. Cost of sales and operating expenses decreased from $466,774 for the fiscal year ended March 31, 2002 to $426,349 for the fiscal year ended March 31, 2003.

Operating Expenses

      Total expenses, less provision for credit losses, interest expense and costs associated with NDS, increased to $9.0 million for the fiscal year ended March 31, 2003 from $7.7 million for the fiscal year ended March 31, 2002. This increase of 15% was primarily attributable to the additional staffing of several existing branches, increased general operating expenses and the opening of five additional branch offices. Operating expenses as a percentage of finance receivables, net of unearned interest increased from 9.19% for the fiscal year ended March 31, 2002 to 9.25% for the fiscal year ended March 31, 2003.

Interest Expense

      Interest expense was $3.9 million for each of the fiscal years ended March 31, 2003 and 2002, respectively. The average indebtedness for the fiscal year ended March 31, 2003 increased to $57.3 million as compared to $50.9 million for the fiscal year ended March 31, 2002. This increase was offset by a decrease in the average cost of outstanding borrowings from 7.66% during the fiscal year ended March 31, 2002 to 6.86% during the fiscal year ended March 31, 2003.

Contract Procurement

      We purchase Contracts in the states listed in the table below. The Contracts we purchase are predominately for used vehicles; for the periods shown below, less than 3% were new. The average model year collateralizing our portfolio as of March 31, 2003 and 2002 was a 1999 and 1998 vehicle, respectively. The amounts shown in the table below represent our finance receivables, net of unearned interest on Contracts purchased:

		Nine Months Ended		Fiscal Year Ended
	Maximum	December 31,		Ended March 31,
	Allowable
State	Interest Rate(1)	2003	2002	2003	2002

Florida	30%	$27,210,545	$26,790,694	$37,230,822	$39,591,216
Georgia	(2)	6,384,776	5,679,668	7,880,717	7,088,402
North Carolina	29%	5,548,857	5,694,837	7,618,287	6,911,208
South Carolina	(2)	2,144,234	1,667,627	2,788,167	1,213,691
Ohio	25%	8,453,317	5,373,214	8,484,637	1,766,272
Virginia	(2)	611,901	65,475	134,636	365,079
Michigan	25%	1,665,511	—	291,994	—

Total		$52,019,141	$45,271,515	$64,429,260	$56,935,868

(1)	The allowable maximum interest rates by state are subject to change and are governed by the individual states where we conduct business.

(2)	None of these states currently impose a maximum allowable interest rate with respect to the types and sizes of Contracts we purchase. The maximum rate which we will currently charge any customer in each of these states is 29% per annum.

      The following table represents information on Contracts purchased by us, net of unearned interest:

	Contracts Purchased
	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Purchases	$52,019,141	$45,271,515	$64,429,260	$56,935,868
Weighted APR	23.88%	24.11%	24.22%	24.57%
Average Discount	8.91%	8.87%	8.91%	8.66%
Average Term (months)	43	41	43	41
Average Loan	$8,128	$8,157	$8,102	$8,230
Number of Contracts	6,400	5,550	7,952	6,918

      The following table represents information on direct loans originated by us, net of unearned interest:

	Direct Loans Originated
	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Originations	$2,940,870	$2,982,344	$3,647,074	$4,100,181
Weighted APR	26.52%	26.07%	26.29%	26.00%
Average Term (months)	26	21	27	29
Average Loan	$2,844	$2,988	$2,965	$3,203
Number of Loans	1,034	998	1,230	1,280

Analysis of Credit Losses

      Because of the nature of the customers under our Contracts and our direct loan program, we consider the establishment of adequate reserves for credit losses to be imperative. We segregate our Contracts into static pools for purposes of establishing reserves for losses. All Contracts purchased by a branch during a fiscal quarter comprise a static pool. We pool Contracts according to branch location because the branches purchase Contracts in different geographic markets. This method of pooling by branch and fiscal quarter allows us to evaluate the different markets where the branches operate. The static pools also allow us to evaluate the different levels of customer income, stability, credit history, and the types of vehicles purchased in each market. The average static pool consists of 68 Contracts with aggregate finance receivables, net of unearned interest, of approximately $550,000. As of December 31, 2003, we had 469 active static pools.

      Contracts are purchased from many different dealers and are all purchased on an individual Contract by Contract basis. Individual Contract pricing is determined by the automobile dealerships and is generally the lesser of state maximum interest rates or the maximum interest rate at which the customer will accept. In certain markets, competitive forces will drive down Contract rates from the maximum rate to a level where an individual competitor is willing to buy an individual Contract. We only buy Contracts on an individual basis; we never purchase Contracts in batches, although we do consider portfolio acquisitions as part of our growth strategy.

      A dealer discount represents the difference between the finance receivable, net of unearned interest of a Contract, and the amount of money we actually pay for the Contract. The discount we negotiate is a function of the credit quality of the customer and the wholesale value of the vehicle. The automobile dealer accepts these terms by executing a dealer agreement with us. The entire amount of discount is related to credit quality and is considered to be part of the credit loss reserve. We utilize a static pool approach to track portfolio performance. A static pool retains an amount equal to 100% of the discount as a reserve for credit losses. In situations where, at the date of purchase, the discount is determined to be insufficient to absorb all potential losses associated with the static pool, a portion of future unearned income associated with that specific static pool will be added to the reserves for credit losses until total reserves have reached the appropriate level. Subsequent to the purchase, if the reserve for credit losses is determined to be inadequate for a static pool which is not fully liquidated, then a charge to income through the provision for credit losses is used to reestablish adequate reserves. If a static pool is fully liquidated and has any remaining reserves, the excess reserves are immediately recognized into income. For static pools not fully liquidated, that are determined to have excess reserves, such excess amounts are accreted into income over the remaining life of the static pool. Reserves accreted into income for the fiscal year ended March 31, 2003 and the nine months ended December 31, 2003 were approximately $2.2 million and $1.5 million, respectively, as compared to $2.9 million and $1.5 million for the fiscal year ended March 31, 2002 and for the period ended December 31, 2002, respectively. The primary reason for the decrease for fiscal 2003 as compared to fiscal 2002 was an increase in the charge-off rate to 9.32% from 8.62%.

      The amount and timing of reserves accreted into income is a function of individual static pool performance. We have seen deterioration in the performance of the portfolio for static pools more than 80% liquidated when compared to historical pool performance during the same liquidation cycle. We attribute this increase to the gradual shift in recent years towards purchasing “simple interest Contracts” as opposed to “pre-compute Contracts.” This shift towards simple interest Contracts has been dictated by the marketplace and not by us. The difference between the two types of Contracts is as follows: pre-compute Contracts have a stated total interest and cannot be affected by the timeliness or amount of payments received. Two identical Contracts relative to the amount financed, term and annual percentage rate of interest charged (“APR”) will result in different amounts of interest being charged to an individual based on the amount and timing of payments made under the Contract. We know there is a correlation between delinquency and losses and, as a result, simple interest Contracts will have greater principal balances at the time of loss compared to a pre-compute Contract. This greater principal balance at the time of repossession will result in a greater loss subsequent to the sale of the repossessed vehicle.

      We have detailed underwriting guidelines that we utilize to determine which Contracts to purchase. These guidelines are specific and are designed to cause all of the Contracts that we purchase to have common risk characteristics. Our District Managers evaluate their respective branch locations for adherence to these underwriting guidelines. We also utilize an internal audit department to assure adherence to our underwriting guidelines. We utilize the branch model, which allows for Contract purchasing to be done on the branch level. Each Branch Manager may interpret the guidelines differently and, as a result, the common risk characteristics generally will be the same on an individual branch level but not necessarily compared to another branch.

      In analyzing a static pool, we consider the performance of prior static pools originated by the branch office, the performance of prior Contracts purchased from the dealers whose Contracts are included in the current static pool, the credit rating of the customers under the Contracts in the static pool, and current market and economic conditions. Each static pool is analyzed monthly to determine if the loss reserves are adequate, and adjustments are made if they are determined to be necessary.

      We also segregate our direct loans into static pools by branch and fiscal quarter, and use a similar process to analyze credit losses and establish reserves for losses relating to our direct loan portfolio.

      The following table sets forth a reconciliation of the changes in dealer discounts on Contracts:

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Balance at beginning of period	$12,394,089	$11,259,898	$11,259,898	$10,306,699
Discounts acquired on new volume	8,468,596	7,378,298	10,534,472	9,384,892
Losses absorbed	(6,668,320)	(6,786,553)	(8,401,071)	(6,536,368)
Recoveries	838,396	805,170	1,068,556	886,451
Discounts accreted	(1,439,542)	(1,415,651)	(2,067,766)	(2,781,776)

Balance at end of period	$13,593,219	$11,241,162	$12,394,089	$11,259,898

Dealer discounts as a percent of gross indirect contracts	9.50%	9.05%	9.37%	9.73%

      The following table sets forth a reconciliation of the changes in the allowance for credit losses on Contracts:

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Balance at beginning of period	$5,428,681	$4,105,174	$4,105,174	$3,145,470
Current period provision	1,409,321	1,457,387	1,911,855	1,728,786
Losses absorbed	(726,670)	(231,933)	(588,348)	(769,082)

Balance at end of period	$6,111,332	$5,330,628	$5,428,681	$4,105,174

Allowance as a percent of gross indirect contracts	4.27%	4.29%	4.10%	3.55%

      The following table sets forth a reconciliation of the changes in the allowance for credit losses on direct loans:

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Balance at beginning of period	$176,126	$200,612	$200,612	$319,545
Current period provision	207,707	220,371	302,004	184,132
Losses absorbed	(138,974)	(156,982)	(208,802)	(177,012)
Recoveries	22,627	24,052	29,372	15,676
Reserves accreted	(93,535)	(70,358)	(147,060)	(141,729)

Balance at end of period	$173,951	$217,695	$176,126	$200,612

Allowance as a percent of gross direct loan receivables	3.83%	4.58%	4.04%	4.20%

      The following table summarizes the total amounts of Discounts and Allowances for both Contracts and direct loans:

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Total Discounts and Allowances at end of period	$19,878,501	$16,789,485	$17,998,896	$15,565,684

Discounts and Allowances as a percent of gross receivables	13.46%	13.02%	13.17%	12.92%

      The average dealer discount associated with new volume has remained relatively consistent over the past several years. For the fiscal years ended March 31, 2003 and 2002, the average discount was 8.91% and 8.66%, respectively, and for the nine months ended December 31, 2003 and 2002, the average discount was 8.91% and 8.87%, respectively. We do not consider these changes to be material, and such changes are not the result of any change in buying philosophy or competition.

      The provision for credit losses increased to $2.2 million for the fiscal year ended March 31, 2003 from $1.9 million for the fiscal year ended March 31, 2002. This increase was primarily attributable to an increase in the net finance receivable balance from $76.1 million at March 31, 2002 to $86.2 million at March 31, 2003. To a lesser extent, the provision for credit losses increased as a result of certain static pools reaching reserve levels below our estimates to absorb future credit losses. In these instances, our increased reserves related to specific static pools through a direct charge to income through the provision for credit losses. For the nine months ended December 31, 2003, the provision for credit losses decreased to $1.6 million as compared to $1.7 million for the nine months ended December 31, 2002.

      Our write-offs as a percentage of liquidation increased from 8.62% for the fiscal year ended March 31, 2002 to 9.32% for the fiscal year ended March 31, 2003. Our write-offs as a percentage of liquidation decreased from 9.88% for the nine-month period ended December 31, 2002 to 9.12% for the nine-month period ended December 31, 2003. In response to current economic conditions, we have raised our initial target reserve percentage on new static pools to 12.4% from 11.8%. We do not believe there have been any significant variances in loan concentrations, terms or quality of Contracts purchased during these periods that would have contributed to the differing results.

      Recoveries as a percentage of charge-offs were 13.6% and 13.6% for the fiscal year ended March 31, 2003 and nine-month period ended December 31, 2003, respectively, as compared to 13.9% and 13.1% for the fiscal year ended March 31, 2002 and nine-month period ended December 31, 2002, respectively. The decline in recoveries as a percent of losses from fiscal 2002 to fiscal 2003 resulted primarily from difficulties in implementing our loss recovery model in geographic areas further away from our corporate headquarters.

      Reserves accreted into income for the fiscal year ended March 31, 2003 and nine-month period ended December 31, 2003 were $2.2 million and $1.5 million, respectively, as compared to $2.9 million and $1.5 million for the fiscal year ended March 31, 2002 and nine-month period ended December 31, 2002, respectively.

      We believe there is a correlation between the unemployment rate and future portfolio performance. We do not expect the U.S. unemployment level to rise or fall significantly in the foreseeable future. Therefore, we do not plan on increasing or decreasing reserves based on the current unemployment rate. The number of voluntary repossessions increased for the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002, although we experienced stabilization in the number of voluntary repossessions in the fourth quarter ended March 31, 2003. The number of bankruptcy filings decreased slightly in the first six months of the fiscal year ended March 31, 2003 as compared to the first six months of the fiscal year ended March 31, 2002; in contrast, the last six months of the fiscal year ended March 31, 2003 saw a slight increase in the percentage of bankruptcy filings as compared to the last six months of the fiscal year ended March 31, 2002. During the nine-month period ended December 31, 2003, voluntary repossessions and bankruptcies decreased slightly as compared to the nine-month period ended December 31, 2002. We believe the current trend will continue and, therefore, that our current reserve levels are adequate for the foreseeable future.

      The amount of future unearned income represents the amount of finance charges we expect to fully earn over the life of our current Contract portfolio, and is computed as the product of the Contract rate, the Contract term, and the Contract amount. After the analysis of purchase date accounting with respect to static pools is complete, any uncollectible amounts would be contemplated in the allowance for credit losses.

      The following tables present certain information regarding the delinquency rates we experienced with respect to Contracts and under our direct loan program:

	At December 31,		At March 31,

	2003	2002	2003	2002

Contracts
Gross Balance Outstanding	$143,113,043	$124,238,870	$132,316,816	$115,683,683

	Dollar		Dollar		Dollar		Dollar
Delinquencies	Amount	Percent*	Amount	Percent*	Amount	Percent*	Amount	Percent*

30 to 59 days	$2,836,531	1.98%	$2,595,883	2.09%	$2,166,719	1.64%	$2,004,990	1.73%
60 to 89 days	805,643	0.56%	852,351	0.69%	551,838	0.42%	400,486	0.35%
90+ days	247,261	0.17%	363,195	0.29%	180,499	0.14%	276,096	0.24%

Total Delinquencies	$3,889,435	2.71%	$3,811,429	3.07%	$2,899,056	2.20%	$2,681,572	2.32%
Direct Loans
Gross Balance Outstanding	$4,536,172		$4,753,330		$4,357,032		$4,771,275
Delinquencies
30 to 59 days	$37,451	0.83%	$52,074	1.10%	$50,199	1.15%	$33,992	0.71%
60 to 89 days	33,612	0.74%	46,896	0.99%	5,724	0.13%	5,081	0.11%
90+ days	30,354	0.67%	20,869	0.43%	40,987	0.94%	1,842	0.04%

Total delinquencies	$101,417	2.24%	$119,839	2.52%	$96,910	2.22%	$40,915	0.86%

*	Delinquencies as a percent of gross outstanding balance.

      The delinquency percentage for Contracts more than thirty days past due for the fiscal year ended March 31, 2003 and the nine-month period ended December 31, 2003 decreased to 2.20% and 2.71%, respectively, from 2.32% and 3.07% for the fiscal year ended March 31, 2002 and the nine-month period ended December 31, 2002, respectively. The delinquency percentage for direct loans more than thirty days past due for the fiscal year ended March 31, 2003 increased to 2.22% from 0.86% for the fiscal year ended March 31, 2002. The delinquency percentage for direct loans more than thirty days past due for the nine-month period ended December 31, 2003 decreased to 2.24% from 2.52% for the nine-month period ended December 31, 2002. We do not give significant consideration to short-term trends in delinquency when evaluating reserve levels. Delinquency percentages tend to be very volatile and often are not necessarily an indication of future losses. We utilize a static pool approach to analyzing portfolio performance and look at specific static pool performance and recent trends as leading indicators to future performance of the portfolio.

Income Taxes

      Our effective income tax rates were 37.75% and 37.34% for the nine months ended December 31, 2003 and 2002, respectively, and 37.38% and 37.29% for the fiscal years ended March 31, 2003 and 2002, respectively.

Liquidity and Capital Resources

      Our cash flows for the nine months ended December 31, 2003 and December 31, 2002 and the fiscal years ended March 31, 2003 and 2002 are summarized as follows:

	Nine Months Ended		Fiscal Year Ended
	December 31,		March 31,

	2003	2002	2003	2002

Cash provided by (used in):
Operating Activities	$4,196,782	$3,998,799	$5,889,825	$7,291,571
Investing Activities (primarily purchases of Contracts)	(8,529,739)	(7,523,464)	(12,611,588)	(13,166,260)
Financing Activities	6,012,939	4,212,267	7,151,735	5,605,733

Net increase (decrease) in cash	$1,679,982	$687,602	$429,972	$(268,956)

      Our primary use of working capital during the fiscal year ended March 31, 2003 and the nine months ended December 31, 2003 was the funding of the purchase of Contracts. The Contracts were financed substantially through borrowings under our $75.0 million line of credit facility. The line is secured by all of the assets of Nicholas Financial. We may borrow the lesser of $75.0 million or amounts based upon formulas principally related to a percentage of eligible finance receivables, as defined. Borrowings under the line of credit may be under various LIBOR pricing options or at the prime rate plus twenty-five basis points. Prime rate based borrowings are generally less than $5.0 million. As of December 31, 2003, the amount outstanding under the line of credit was approximately $66.0 million and the amount available under the line of credit was approximately $9.0 million. As of December 31, 2003, we were in full compliance with all debt covenants thereunder.

      We have entered into interest rate swap agreements, each of which effectively converts a portion of our floating-rate debt to a fixed-rate, thus reducing the impact of interest rate change on our interest expense. At December 31, 2003, approximately 75% of our borrowings under the line of credit were subject to interest rate swap agreements. These swap agreements have maturities ranging from October 5, 2004 through May 19, 2008.

      The self-liquidating nature of Contracts and other loans enables us to assume a higher debt-to-equity ratio than in most businesses. The amount of debt we incur from time to time under these financing mechanisms depends on our need for cash and our ability to borrow under the terms of the line of credit. We believe that borrowings available under our line of credit, as well as cash flow from operations, will be sufficient to meet our short-term funding needs.

      We are currently negotiating amendments to the line of credit. The amendments would increase the amount of the line from $75.0 million to $85.0 million and extend the maturity date from November 30, 2004 to November 30, 2006. We currently anticipate completing such amendments prior to March 31, 2004, however, no assurances can be given in this regard.

      In August, 2003, we announced an annual cash dividend of $0.10 per share of common stock, payable semi-annually. We paid our first cash dividend of $0.05 per share in September, 2003. On March 22, 2004, we will pay a cash dividend of $0.05 per share to shareholders of record as of March 8, 2004. We intend to continue to pay cash dividends for the foreseeable future, provided that future earnings meet expectations. Our line of credit prohibits the payment of cash dividends without written approval from our consortium of lenders. Our ability to receive the necessary approvals is largely dependent upon our portfolio performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future.

Impact of Inflation

      We are affected by inflation primarily through increased operating costs and expenses including increases in interest rates. Inflationary pressures on operating costs and expenses have been offset by our continued emphasis on stringent operating and cost controls. We believe that our financial condition has enabled us to negotiate favorable interest rates under our existing line of credit. No assurances can be given that we will be able to continue to do so in the future.

BUSINESS

General

      We are a Canadian holding company incorporated under the laws of British Columbia in 1986. Our business activities are conducted through two wholly-owned subsidiaries formed pursuant to the laws of the State of Florida, Nicholas Financial, Inc. (“Nicholas Financial”) and Nicholas Data Services, Inc., (“NDS”). Nicholas Financial is a specialized consumer finance company engaged primarily in acquiring and servicing retail installment sales contracts (“Contracts”) for purchases of new and used automobiles and light trucks. To a lesser extent, Nicholas Financial also makes direct loans and sells consumer-finance related insurance products. NDS is engaged in supporting and updating industry specific computer application software for small businesses located primarily in the Southeast United States. Nicholas Financial accounted for approximately 99% and 98% of consolidated revenues for each of the nine-month periods ended December 31, 2003 and 2002 and approximately 99% and 98% of consolidated revenues for each of the fiscal years ended March 31, 2003 and 2002. NDS’s activities accounted for approximately 1%, 2%, 1% and 2% of such revenues during the same periods.

      Our principal executive offices are located at 2454 McMullen Booth Road, Building C, Clearwater Florida 33759, and its telephone number is (727) 726-0763.

Growth Strategy

      Our principal goals are to increase our profitability and our long-term shareholder value through greater penetration in our current markets and controlled geographic expansion into new markets. We also intend to continue our expansion through a proportionate increase in our origination of direct consumer loans. We are currently expanding our automobile financing program in the States of Georgia, Michigan, North Carolina, Ohio, South Carolina and Virginia. We have targeted certain geographic locations within these states where we believe there is a sufficient market for our automobile financing program. We are currently purchasing Contracts utilizing employees who reside in these states. These employees are developing their respective markets, and we have created a Central Buying Office in our Corporate Headquarters to purchase, process and service these Contracts. Our strategy is to monitor these new markets and ultimately decide where and when to open additional branch locations. We also continue to analyze other markets in states in which we do not currently operate. Although we have not made any bulk purchases of Contracts in the last five years, if the opportunity arises, we may consider possible acquisitions of portfolios of seasoned Contracts from dealers in bulk transactions as a means of further penetrating our existing markets or expanding our presence in targeted geographic locations. We cannot provide any assurances, however, that we will be able to further expand in either our current markets or any targeted new markets.

Automobile Finance Business — Contracts

      We are engaged in the business of providing financing programs, primarily on behalf of purchasers of new and used cars and light trucks who meet our credit standards, but who do not meet the credit standards of traditional lenders, such as banks and credit unions, because of the age of the vehicle being financed or the customer’s job instability or poor credit history. Unlike traditional lenders, which look primarily to the credit history of the borrower in making lending decisions and typically finance new automobiles, we are willing to purchase Contracts for purchases made by borrowers who do not have a good credit history and for older model and high mileage automobiles. In making decisions regarding the purchase of a particular Contract we consider the following factors related to the borrower: place and length of residence, current and prior job status, history in making installment payments for automobiles, current income and credit history. In addition, we examine our prior experience with Contracts purchased from the dealer from which we are purchasing the Contract, and the value of the automobile in relation to the purchase price and the term of the Contract.

      Our automobile finance programs are currently conducted in seven states through a total of 29 branch offices, consisting of 15 in Florida, five in Ohio, three in Georgia, three in North Carolina, and one in each of Michigan, South Carolina and Virginia. Each branch office is budgeted (size of branch, number of employees and location) to handle up to 1,000 accounts and up to $7.5 million in outstanding receivables. To date, none of our branches has reached this capacity. As of March 1, 2004, we had non-exclusive agreements with approximately 1,300 dealers for the purchase of individual Contracts that meet our financing criteria, of which approximately 950 are active. We consider a dealer agreement to be active if we have purchased a Contract thereunder in the last six months. The dealer agreements require the dealer to originate Contracts in accordance with our guidelines. Once a Contract is purchased by us, the dealer is no longer involved in the relationship between us and the customer, other than through the existence of limited representations and warranties of the dealer.

      Customers under the Contracts typically make down payments, in the form of cash or trade-in, ranging from 5% to 20% of the sale price of the vehicle financed. The balance of the purchase price of the vehicle plus taxes, title fees and, if applicable, premiums for extended service Contracts, accident and health insurance or credit life insurance, are generally financed over a period of 12 to 66 months. Accident and health insurance coverage enables the customer to make required payments under the Contract in the event the customer becomes unable to work because of illness or accident and credit life insurance pays the customer’s obligations under the Contract upon his or her death.

      We purchase Contracts from the automobile dealer at a negotiated price that is less than the original principal amount being financed by the purchaser of the automobile (the discount). The amount of the discount depends upon factors such as the age and value of the automobile and the creditworthiness of the purchaser. We will pay more (i.e., purchase the Contract at a smaller discount from the original principal amount) for Contracts as the credit risk of the customer improves. In certain markets, competition determines the discount that we can charge. Historically, the Contracts purchased by us have been purchased at discounts that range from 1% to 15% of the original principal amount of the Contract. In addition to the discount, we charge the dealer a processing fee of $75 per Contract purchased. As of December 31, 2003, our Contract portfolio consisted exclusively of Contracts purchased without recourse to the dealer. Although all the Contracts in our Contract portfolio were acquired without recourse, the dealer remains liable to us for liabilities arising from certain representations and warranties made by the dealer with respect to compliance with applicable federal and state laws and valid title to the vehicle.

      Our policy is to only purchase a Contract after the dealer has provided us with the requisite proof that we have a first priority lien on the financed vehicle (or we have, in fact, perfected such first priority lien), that the customer has obtained the required collision insurance naming us as loss payee and that the Contract has been fully and accurately completed and validly executed. Once we have received and approved all required documents, we pay the dealer for the Contract and commence servicing the Contract.

      We require the owner of the vehicle to obtain and maintain collision insurance, naming us as the loss payee, with a deductible of not more than $500. Both we and the dealers we do business with offer purchasers of vehicles certain other “add on products.” These products are offered by the dealer on our behalf or by the automobile dealer on behalf of the dealership at the time of sale. They consist of a roadside assistance plan, extended warranty protection, gap insurance, credit life insurance, credit accident and health insurance and credit property insurance. If the purchaser so desires, the cost of these products may be included in the amount financed under the Contract.

Direct Loans

      We currently originate direct loans in Florida, Georgia and North Carolina. Direct loans are loans originated directly between us and the consumer. These loans are typically for amounts ranging from $1,000 to $6,000 and are generally secured by a lien on an automobile, water craft or other permissible tangible personal property. The average direct loan made to date by us had an initial principal balance of approximately $3,000. We do not expect the average loan size to increase significantly within the foreseeable future. The majority of direct loans are originated with current or former customers under our automobile financing program. The typical direct loan has significantly better credit risk due to the customer’s historical payment history with us. We do not have a direct loan license in Michigan, Ohio, South Carolina or Virginia, and none is presently required in Georgia (as we currently do not make direct loans under $3,000 in that state). Typically, we allow for a seasoning process to occur in a new market prior to determining whether to pursue a direct loan license there. We expect to make a decision in the coming fiscal year on whether or not to pursue a direct loan license for Ohio. We do not expect to pursue a direct loan license in any other states during the next fiscal year. The size of the loan and maximum interest rate that can be charged varies from state to state. Our direct loan program was implemented in April 1995. Loans made pursuant to this program constituted approximately 3% of the aggregate principal amount of our total loan portfolio as of December 31, 2003 and accounted for approximately 4% of our revenue for the nine-month period then ended and the fiscal year ended March 31, 2003.

      In connection with our direct loan program, we also offer health and accident insurance coverage and credit life insurance to customers. Customers in approximately 68% of the 1,484 direct loan transactions outstanding as of December 31, 2003 had elected to purchase insurance coverage offered by us. The cost of this insurance is included in the amount financed by the customer.

Underwriting Guidelines

      Our typical customer has a credit history that fails to meet the lending standards of most banks and credit unions. Among the credit problems experienced by our customers that resulted in a poor credit history are: unpaid revolving credit card obligations; unpaid medical bills; unpaid student loans; prior bankruptcy; and evictions for nonpayment of rent. We believe that our customer profile is similar to that of our direct competitors.

      Prior to our approval of the purchase of a Contract, we are provided with a standardized credit application completed by the consumer which contains information relating to the consumer’s background, employment, and credit history. We also obtain credit reports from Equifax or TransUnion, which are independent reporting services. We verify the consumer’s employment history, income and residence. In most cases, consumers are interviewed by telephone by one or our application processors.

      We have established internal buying guidelines to be used by our Branch Managers and underwriters when purchasing Contracts. Any Contract that does not meet these guidelines must be approved by our senior management. We currently have District Managers charged with managing the specific branches in a defined geographic area. In addition to a variety of administrative duties, the District Managers are responsible for monitoring their assigned branchs’ compliance with our underwriting standards.

      We use essentially the same criteria in analyzing a direct loan as we do in analyzing the purchase of a Contract. Lending decisions regarding direct loans are made based upon a review of the customer’s loan application, credit history, job stability, income, in-person interviews with one of our loan officers and the value of the collateral offered by the customer to secure the loan. To date, since approximately 90% of our direct loans have been made to individuals whose automobiles have been financed by us, the customer’s payment history under his or her existing or past Contract is a significant factor in the lending decision. The decision process with respect to the purchase of Contracts is similar, although the customer’s prior payment history with automobile loans is weighted more heavily in the decision-making process and the collateral value of the automobile being financed is considered.

      After reviewing the information included in the Contract or direct loan application and taking the other factors into account, our representatives categorize the customer using internally developed credit classifications of “A,” indicating higher creditworthiness, through “D,” indicating lower creditworthiness. In the absence of other factors, such as a favorable payment history on a Contract held by us, we generally make direct loans only to individuals rated in categories “B” or higher. Contracts are financed for individuals who fall within all four acceptable rating categories utilized, “A” through “D.”

      Usually customers who fall within the two highest categories are purchasing a two- to four-year old, low mileage used automobile from the inventory of a new car or franchise dealer, while customers in the two lowest categories are purchasing an older, high mileage automobile from an independent used automobile dealer.

      We continue to utilize our Loss Recovery Department (“LRD”) to perform on-site audits of branch compliance with our buying guidelines. LRD audits our branches on a schedule that is variable depending on the size of the branch, length of time a branch has been open, current tenure of the branch manager, previous branch audit score and current and historical branch profitability. LRD reports directly to our Accounting and Administrative Management. We believe that an independent review and audit of our branches that is not tied to our sales function is imperative in order to assure the information obtained is impartial.

Monitoring and Enforcement of Contracts

      We require all customers to obtain and maintain collision insurance covering damage to the vehicle. Failure to maintain insurance constitutes a default under the Contract and we may, at our discretion, repossess the vehicle. To reduce potential loss due to insurance lapse, we have the contractual right to force-place our own collateral protection insurance policy, which policy covers loss due to physical damage to the vehicle not covered by collision insurance.

      Our Management Information Services personnel maintain a number of reports to monitor compliance by customers with their obligations under Contracts and direct loans made by us. These reports may be accessed on a real-time basis throughout the Company by management personnel, including Branch Managers and staff, at computer terminals located in the main office and each branch office. The reports include: delinquency aging reports, insurance due reports, customer promises reports, vehicle information reports, purchase reports, dealer analysis reports, static pool reports, and repossession reports.

      A delinquency report is an aging report that provides basic information regarding each account and indicates accounts that are past due. The report includes information such as the account number, address of the customer, home and work phone numbers of the customer, original term of the Contract, number of remaining payments, outstanding balance, due dates, date of last payment, number of days past due, scheduled payment amount, amount of last payment, total past due, and special payment arrangements or agreements.

      Accounts that are less than 120 days matured are included on the delinquency report on the first day that the Contract is contractually past due. After an account has matured more than 120 days, it is not included on the delinquency report until it is 11 days past due. Once an account becomes 30 days past due, repossession proceedings are implemented unless the customer provides us with an acceptable explanation for the delinquency and displays a willingness and the ability to make payment, and commits to a plan to return the account to current status. When an account is 60 days past due, we cease recognition of income on the Contract and repossession proceedings are initiated. At 120 days delinquent, if the vehicle has not yet been repossessed, the account is written off. Once a vehicle has been repossessed, the related loan balance no longer appears on the delinquency report. It instead appears on our repossession report and is sold, either at auction or to an automobile dealer.

      When an account becomes delinquent, we immediately contact the customer to determine the reason for the delinquency and to determine if arrangements for payment can appropriately be made. Once payment arrangements acceptable to us have been made, the information is entered in our database and is used to generate a “Promises Report,” which is utilized by our collection staff for account follow up.

      We generate an insurance report to monitor compliance with the insurance obligations imposed upon customers. This report includes the account number, name and address of the customer, and information regarding the insurance carrier, as well as summarizes the insurance coverage, identifies the expiration date of the policy, and provides basic information regarding payment dates and the term of the Contract. This report assists us in identifying customers whose insurance policies are up for renewal or are in jeopardy of being canceled. We send written notices to, and make direct contact with, customers whose insurance policies are about to lapse or be canceled. If a customer fails to provide proof of coverage within 30 days of notice, we have the option of purchasing insurance and adding the cost and applicable finance charges to the balance of the Contract.

      We prepare a repossession report that provides information regarding repossessed vehicles and aids us in disposing of repossessed vehicles. In addition to information regarding the customer, this report provides information regarding the date of repossession, date the vehicle was sold, number of days it was held in inventory prior to sale, year and make and model of the vehicle, mileage, payoff amount on the Contract, NADA book value, Black Book value, suggested sale price, location of the vehicle, original dealer, condition of the vehicle, and notes other information that may be helpful to us.

      We also prepare a dealer analysis report that provides information regarding each dealer from which we purchase Contracts. This report allows us to analyze the volume of business done with each dealer and the terms on which we purchased Contracts from the dealer.

      Our policy is to aggressively pursue legal remedies to collect deficiencies from customers. Delinquency notices are sent to customers and verbal requests for payment are made beginning when an account becomes 11 days delinquent. When an account becomes 30 days delinquent and the customer has not made payment arrangements acceptable to us or has failed to respond to our requests for payment, a repossession request form is prepared by the responsible branch office employee for approval by the branch manager for the vicinity in which the customer lives. Once the repossession request has been approved, first by the Branch Manager and secondly by the District Manager, it must then be approved by a corporate officer. The repossessor delivers the vehicle to a secure location specified by us, where it is held. We maintain relationships with several licensed repossession firms that repossess vehicles for fees that range from $175 to $350 for each vehicle repossessed. As required by Florida, Georgia, North Carolina, South Carolina, Ohio, Michigan and Virginia law, the customer is notified by certified letter that the vehicle has been repossessed and that, to regain the vehicle, he or she must make arrangements satisfactory to us and pay the amount owed under the Contract within ten days after delivery of the letter. The minimum requirement for return of the vehicle is payment of all past due amounts under the Contract and all expenses associated with the repossession incurred by us. If satisfactory arrangements for return of the vehicle are not made within the statutory period, we then send title to the vehicle to the applicable state title transfer department, which then registers the vehicle in our name. We then either sell the vehicle to a dealer or have it transported to an automobile auction for sale. On average, approximately 30 days lapse between the time we take possession of a vehicle and the time it is sold by a dealer or at auction. When we determine that there is a reasonable likelihood of recovering part or all of any deficiency against the customer under the Contract, we pursue legal remedies available to us, including lawsuits, judgment liens and wage garnishments. Historically, we have recovered approximately 10-15% of deficiencies from such customers. Proceeds from the disposition of the vehicles are not included in calculating the foregoing percentage range.

Marketing and Advertising

      Our Contract marketing efforts are directed toward automobile dealers. We attempt to meet dealers’ needs by offering highly-responsive, cost-competitive and service-oriented financing programs. We rely on our District and Branch Managers to solicit agreements for the purchase of Contracts with automobile dealers located within a 25-mile radius of each branch office. The Branch Manager provides dealers with information regarding us and the general terms upon which we are willing to purchase Contracts. We presently have no plans to implement any other forms of advertising for the purchase of Contracts such as radio or newspaper advertisements.

      We solicit customers under our direct loan program primarily through direct mailings, followed by telephone calls, to individuals who have a good credit history with us in connection with Contracts we have purchased. To some extent, we also use direct mail marketing to those customers who meet the criteria for a direct loan.

Computerized Information System

      We utilize integrated computer systems developed by NDS to enhance our ability to respond to customer inquiries and to monitor the performance of our Contract and direct loan portfolios and the performance of individual customers under Contracts. All of our personnel are provided with instant, simultaneous access to information from a single shared database. We have created specialized programs to automate the tracking of Contracts and direct loans from inception. The capacity of the networking system includes our branch office locations. See “— Monitoring and Enforcement of Contracts” above for a summary of the different reports prepared by us.

Competition

      The consumer finance industry is highly fragmented and highly competitive. There are numerous financial service companies that provide consumer credit in the markets served by us, including banks, other consumer finance companies, and captive finance companies owned by automobile manufacturers and retailers. Many of these companies have significantly greater resources than us. We do not believe that increased competition for the purchase of Contracts will cause a material reduction in the interest rate payable by the purchaser of the automobile. However, increased competition for the purchase of Contracts will enable automobile dealers to shop for the best price, thereby giving rise to an erosion in the discount from the initial principal amount at which we would be willing to purchase Contracts.

      Our target market consists of persons who are generally unable to obtain traditional used car financing because of their credit history or the vehicle’s mileage or age. We have been able to expand our automobile finance business in the non-prime credit market by offering to purchase Contracts on terms that are competitive with those of other companies which purchase automobile receivables in that market segment. Because of the daily contact that many of our employees have with automobile dealers located throughout the market areas served by us, we are generally aware of the terms upon which our competitors are offering to purchase Contracts. Our policy is to modify our terms, if necessary, to remain competitive. However, we will not sacrifice credit quality, our purchasing criteria or prudent business practices in order to meet the competition.

      Our ability to compete effectively with other companies offering similar financing arrangements depends upon our maintaining close business relationships with dealers of new and used vehicles. No single dealer out of the approximately 950 dealers that we currently have active Contractual relationships with accounted for over 3% of its business volume for either of the nine-month periods ended December 31, 2003 or 2002 or either of the fiscal years ended March 31, 2003 or 2002.

Regulation

      Our financing operations are subject to regulation, supervision and licensing under various federal, state and local statutes and ordinances. Additionally, the procedures that we must follow in connection with the repossession of vehicles securing Contracts are regulated by each of the states in which we do business. To date, our operations have been conducted exclusively in the states of Florida, Georgia, Michigan, North Carolina, Ohio, South Carolina and Virginia. Accordingly, the laws of such states, as well as applicable federal law, govern our operations. Compliance with existing laws and regulations has not had a material adverse effect on our operations to date. Our management believes that we maintain all requisite licenses and permits and are in material compliance with all applicable local, state and federal laws and regulations. We periodically review our branch office practices in an effort to ensure such compliance. The following constitute certain of the federal, state and local statutes and ordinances with which we must comply:

•	State consumer regulatory agency requirements. Pursuant to regulations of the state of Florida governing our financing business activities, the Department of Banking and Finance periodically conducts an on-site audit of each of our Florida branches to monitor compliance with applicable regulations. These regulations govern, among other matters, licensure requirements, requirements for maintenance of proper records, payment of required fees, maximum interest rates that may be charged on loans to finance used vehicles and proper disclosure to customers regarding financing terms. Pursuant to North Carolina law, our direct loan activities in that state are subject to similar periodic on-site audits by the North Carolina Office of the Commissioner of Banks.

•	State licensing requirements. We maintain a Sales Finance Company License with the Florida Department of Banking and Finance, as well as consumer loan licenses in Florida and North Carolina. The dealers we do business with are required to maintain a Retail Installment Seller’s License with the state or states in which they operate.

•	Fair Debt Collection Act. The Fair Debt Collection Act and applicable state law counterparts prohibit us from contacting customers during certain times and at certain places, from using certain threatening practices and from making false implications when attempting to collect a debt.

•	Truth in Lending Act. The Truth in Lending Act requires us and the dealers we do business with to make certain disclosures to customers, including the terms of repayment, the total finance charge and the annual percentage rate charged on each Contract or direct loan.

•	Equal Credit Opportunity Act. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection.

•	Fair Credit Reporting Act. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency.

•	Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters.

•	Soldiers’ and Sailors’ Civil Relief Act. The Soldiers’ and Sailor’s Civil Relief Act requires us to reduce the interest rate charged on each loan to customers who have subsequently joined, enlisted, been inducted or called to active military duty.

•	Electronic Funds Transfer Act. The Electronic Funds Transfer Act prohibits us from requiring our customers to repay a loan or other credit by electronic funds transfer (“EFT”), except in limited situations which do not apply to us. We are also required to provide certain documentation to our customers when an EFT is initiated and to provide certain notifications to our customers with regard to preauthorized payments.

•	Telephone Consumer Protection Act. The Telephone Consumer Protection Act prohibits telephone solicitation calls to a customer’s home before 8 a.m. or after 9 p.m. In addition, if we make a telephone solicitation call to a customer’s home, the representative making the call must provide his or her name, our name, and a telephone number or address at which our representative may be contacted. The Telephone Consumer Protection Act also requires that we maintain a record of any requests by customers not to receive future telephone solicitations, which must be maintained for five years.

•	Bankruptcy. Federal bankruptcy and related state laws may interfere with or affect our ability to recover collateral or enforce a deficiency judgment.

Employees

      Our executive management and various support functions are centralized at our Corporate Headquarters in Clearwater, Florida. As of December 31, 2003, we employed a total of 149 persons, three of whom work for NDS and 146 of whom work for Nicholas Financial. None of our employees is subject to a collective bargaining agreement, and we consider our relations with our employees generally to be good.

Facilities

      We lease our Headquarters and branch office facilities. Our Headquarters, located at 2454 McMullen Booth Road, Building C, in Clearwater, Florida, consist of approximately 10,000 square feet of office space. The current lease relating to this space expires in January 2008.

      Each of our 29 branch offices located in Florida, Georgia, Michigan, North Carolina, Ohio, South Carolina, and Virginia consists of approximately 1,200 square feet. These offices are located in office parks, shopping centers or strip malls and are occupied pursuant to leases with an initial term of from two to five years at annual rates ranging from approximately $8.00 to $16.00 per square foot. We believe that these facilities and additional or alternate space available to us are adequate to meet our needs for the foreseeable future.

Legal Proceedings

      We are not a party to any pending legal proceedings other than ordinary routine litigation incidental to our business, none of which, if decided adversely to us, would, in the opinion of management, have a material adverse effect on our financial position.

DESCRIPTION OF SECURITIES

Common Stock

      We have 50,000,000 shares of authorized common stock, no par value. At February 13, 2004, we had 1,054 shareholders and 5,081,288 shares of our common stock were issued and outstanding. The outstanding shares of common stock are fully paid and nonassessable. The shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders. All shares of our common stock rank equally as to dividends, voting powers and participation in assets. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. We anticipate that the shares to be sold in this offering will be quoted on The Nasdaq National Market System under the symbol “NICK.”

Preferred Stock

      We also have 5,000,000 shares of authorized Preferred Stock, no par value. Our Articles provide that our board of directors may, without the approval of our shareholders, authorize and issue preferred stock in one or more classes with such designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions as the directors may determine, including, but not limited to, the dividend rate, conversion rights, voting rights, redemption rights, and liquidation preference. Any class of preferred stock may rank senior to our common stock with respect to the payment of dividends or amounts distributed, whether upon liquidation, dissolution, winding-up, or otherwise. In addition, any amendment to the Articles to delete or vary any preference, right, condition, restriction, limitation or prohibition attached to the preferred stock, or to create any special shares that would have equal priority to the preferred stock, requires the affirmative vote of at least three-fourths of the votes cast at a shareholders’ meeting.

      We do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of our common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of our common stock, and, in certain circumstances, such issuances could have the effect of decreasing the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Rights to Dividends

      Subject to any prior rights of holders of preferred stock then outstanding, the holders of our common stock will be entitled to dividends when, as, and if declared by our board of directors out of funds legally available for dividends. Under the Company Act of the Province of British Columbia, any of our directors who vote for, or consent to, a resolution authorizing the payment of a dividend if we are insolvent are jointly and severally liable to us to make good any loss or damage suffered by us as a result.

Rights Upon Liquidation

      In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, then to satisfy any senior rights of holders of our preference securities, if any, and then pro rata to the holders of our common stock.

SEC Position on Indemnification for Securities Act Liabilities

      Our Articles provide that, subject to the provisions of the Company Act of the Province of British Columbia, we shall indemnify our directors and former directors and their heirs and personal representatives against all costs, charges and expenses actually and reasonably incurred by an indemnified party, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director, including any action brought by us. Our Articles also provide that our directors may cause us to indemnify, to the same extent as for directors, any officer, employee or agent of ours or any director, officer, employee or agent of our subsidiaries.

      Under the current provisions of the Company Act (British Columbia), a director’s or officer’s right to indemnification is first subject to the approval of the British Columbia Supreme Court. Generally, the Court will only permit indemnification if the party seeking the indemnity proves on the balance of probabilities that the party:

(a) acted honestly and in good faith with a view to the best interests of the Company; and

(b) in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the party’s conduct was lawful.

      The Province of British Columbia has passed new corporate legislation called the British Columbia Business Corporations Act (the “New Act”), which will repeal and replace the former Company Act (B.C.) when the New Act becomes effective, which is currently scheduled to occur on March 29, 2004. Under the New Act, prior court approval is not a requirement for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Business Combinations

      Any business combination involving the merger, amalgamation, or reorganization of the Company with another corporation must comply with the provisions of the Company Act of the Province of British Columbia, and must be approved by our shareholders by special resolution. A “special resolution” means a resolution passed by not less than three-fourths of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting of which not less than 21 days’ notice has been given, specifying the intention to propose the resolution as a special resolution.

Control Share Acquisitions

      The acquisition, sale or transfer of our control must comply with the provisions of the Securities Act of the Province of British Columbia in respect of a take-over bid, exempt take-over bid, or the trade from the holdings of a control person, as those terms are defined under the Securities Act of the Province of British Columbia, for any such acquisition, sale or transfer within the jurisdiction of British Columbia. If our acquisition, sale or transfer of control occurs outside the jurisdiction of British Columbia, then such transaction must comply with the applicable securities laws of the jurisdiction in which it occurs. There are no provisions in our Memorandum or Articles which would delay, defer, or prevent a change in control of the Company.

Transfer Agent

      The transfer agent for our common stock is Computershare Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE

      The sale, or availability for sale, of a substantial number of shares of our common stock in the public market as a result of or following this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities. At February 26, 2004, a total of 2,349,865 shares of our common stock were issued and outstanding and held as freely-tradable by persons who are not affiliates of the Company. As of the same date, a total of 1,986,019 shares (including 276,666 shares issuable upon presently exercisable stock options) of common stock were issued and outstanding and held by our directors and executive officers, all of whom are affiliates of the Company. The shares issued in this offering will be freely-tradable by persons who are not affiliates of the Company. Our directors and executive officers have agreed that, for a period of 120 days after the date of this prospectus, they will not (other than pursuant to this offering) sell, offer for sale or take any action that may constitute a transfer of shares of common stock that they now own or may purchase in this offering.

      At February 26, 2004, there were 570,466 shares of our common stock subject to options, most of which are held by affiliates and are subject to volume limitations on resale. At February 26, 2004, there were 369,534 shares of our common stock reserved for issuance pursuant to our Employee Stock Option Plan and Non-Employee Director Stock Option Plan, all of which have been registered under the Securities Act.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

      Effective following completion of its review of our financial statements as of and for the quarter ended September 30, 2003, Ernst & Young LLP (“E&Y”) resigned as our independent public accountants.

      E&Y’s reports on our financial statements for the years ended March 31, 2003 and 2002 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

      During the fiscal years ended March 31, 2003 and 2002, and the subsequent interim period ended September 30, 2003, there were not any disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

      We requested that E&Y furnish a letter addressed to the Securities and Exchange Commission stating whether E&Y agreed with the above statements. On October 3, 2003, E&Y filed the letter that we requested with the SEC stating that it had read our statements and agreed with such statements.

      Effective December 3, 2003, we engaged the accounting firm of Crisp Hughes Evans LLP as our new independent auditors. Crisp Hughes Evans LLP has not audited, or issued an opinion on, our consolidated financial statements. Effective March 1, 2004, Crisp Hughes Evans LLP merged with Dixon Odom PLLC, with the combined firm now known as Dixon Hughes PLLC. On March 3, 2004, we engaged Dixon Hughes PLLC as our independent auditors effective as of the consummation of the merger of the two firms.

      During the period from December 3, 2003 through March 3, 2004, there were no disagreements between us and Crisp Hughes Evans LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crisp Hughes Evans LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

      We have not consulted with Dixon Hughes PLLC (or its predecessors) during the last two fiscal years ended March 31, 2003 and 2002 or during the subsequent interim periods from March 31, 2003 through and including December 3, 2003, or with Dixon Odom PLLC during the interim periods from December 3, 2003 through March 3, 2004, on either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements.

      We requested that Crisp Hughes Evans LLP furnish a letter addressed to the SEC stating whether Crisp Hughes Evans LLP agreed with the above statements. On March 4, 2004, Crisp Hughes Evans LLP filed the letter that we requested with the SEC stating that it had read our statements and agreed with such statements.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement, the underwriter named below has agreed to purchase, and we and the selling shareholders have agreed to sell to it, the number of shares of common stock set forth below:

Number
Name	of Shares

Ferris, Baker Watts, Incorporated	2,400,000

Total	2,400,000

      The underwriting agreement provides that the underwriter’s obligation is subject to various conditions, including approval of certain legal matters by its counsel. The nature of the underwriter’s obligation is that it is committed to purchase and pay for all shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any of the shares are purchased.

      The following table shows the per-share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares of common stock.

	Without	With
	Over-Allotment	Over-Allotment
	Exercise	Exercise

Per Share
Total

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $400,000.

      The underwriter proposes to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus. After this offering, the underwriter may change the price to the public.

      We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 360,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus solely to cover over-allotments, if any.

      The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject any order for the purchase of shares in whole or in part.

      We, the selling shareholders and the underwriter have agreed to indemnify, or contribute to payments made by, each other against certain civil liabilities, including certain civil liabilities under the Securities Act.

      The selling shareholders, our directors and executive officers and certain of our significant shareholders have agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly (other than pursuant to this offering), any shares of our capital stock or any of our other equity securities for a period of 120 days after the date of this prospectus without the prior written consent of Ferris, Baker Watts, Incorporated.

      We have also agreed that we will not, without the prior written consent of Ferris, Baker Watts, Incorporated, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the 120-day period following the date of this prospectus. This restriction does not apply to the sale to the underwriter of the shares of common stock under the underwriting agreement or to transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions. In addition, we may issue shares under our employee and non-employee director stock option plans and upon the exercise of options or warrants granted prior to the date of this prospectus, and we may grant additional options under our stock option plans, provided that, without the prior written consent of Ferris, Baker Watts, Incorporated, the additional options shall not be exercisable during the 120-day period.

      The underwriter participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriter to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market System, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

LEGAL MATTERS

      The validity of the shares of our common stock offered in this offering will be passed upon by the law firm of Salley Bowes Harwardt, Vancouver, Canada. Certain legal matters will be passed upon for the underwriter by the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., Baltimore, Maryland.

EXPERTS

      The consolidated financial statements of Nicholas Financial, Inc. and subsidiaries at March 31, 2003 and 2002, and for each of the two years in the period ended March 31, 2003 appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

      We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      We filed a registration statement on Form S-2 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above.

      We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003;

•	Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003;

•	Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003;

•	Our Quarterly Report on Form 10-QSB for the quarter ended December 31, 2003; and

•	Our Current Reports on Form 8-K filed on August 14, 2003, October 3, 2003, December 4, 2003 and March 4, 2004.

      We also incorporate by reference any filings we make with the SEC under Sections 13(a) or 15(d) of the Exchange Act after the initial filing of the registration statement and before the effective date of the registration statement of which this prospectus constitutes a part.

      You may request a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

Nicholas Financial, Inc.

Ralph T. Finkenbrink
Chief Financial Officer
2454 McMullen Booth Road
Building C
Clearwater, FL 33759
(727) 726-0763

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of

Nicholas Financial, Inc.

      We have audited the accompanying consolidated balance sheets of Nicholas Financial, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nicholas Financial, Inc. and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

June 9, 2003

Tampa, Florida

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,

	2003	2002

ASSETS
Cash	$481,211	$51,239
Finance receivables, net	86,178,112	76,067,387
Accounts receivable	16,228	14,444
Assets held for resale	319,788	227,008
Prepaid expenses and other assets	317,485	289,645
Property and equipment, net	467,596	370,849
Deferred income taxes	2,256,508	928,310

Total assets	$90,036,928	$77,948,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
Line of credit	$60,160,238	$53,273,426
Drafts payable	664,520	419,116
Notes payable — related party	808,610	542,282
Accounts payable	3,070,876	3,400,859
Derivatives	2,219,480	1,151,458
Income taxes payable	105,875	69,852
Deferred revenues	916,889	655,556

Total liabilities	67,946,488	59,512,549
Shareholders’ equity:
Preferred stock, no par: 5,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par: 50,000,000 shares authorized; 5,006,021 and 4,993,764 shares issued and outstanding, respectively	4,452,693	4,402,960
Other comprehensive loss	(1,402,345)	(725,325)
Retained earnings	19,040,092	14,758,698

Total shareholders’ equity	22,090,440	18,436,333

Total liabilities and shareholders’ equity	$90,036,928	$77,948,882

See accompanying notes.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31,

	2003	2002

Revenue:
Interest income on finance receivables	$22,048,535	$19,852,758
Sales	328,340	365,367

	22,376,875	20,218,125
Expenses:
Cost of sales	83,904	78,615
Marketing	654,569	565,626
Administrative	8,460,662	7,302,275
Provision for credit losses	2,213,859	1,912,918
Depreciation	190,257	189,733
Interest expense	3,936,042	3,898,400

	15,539,293	13,947,567

Operating income before income taxes	6,837,582	6,270,558
Income tax expense:
Current	3,884,386	2,195,841
Deferred	(1,328,198)	142,578

	2,556,188	2,338,419

Net income	$4,281,394	$3,932,139

Earnings per share:
Basic	$.86	$.81

Diluted	$.81	$.75

Weighted average shares — basic	5,004,055	4,869,078

Weighted average shares — diluted	5,299,206	5,263,966

See accompanying notes.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

			Accumulated
	Common Stock		Other		Total
			Comprehensive	Retained	Shareholders’
	Shares	Amount	Loss	Earnings	Equity

Balance at April 1, 2001	4,634,216	$3,601,292	$—	$10,826,559	$14,427,851
Issuance of common stock	35,534	64,488	—	—	64,488
Issued in connection with services rendered	13,404	26,800	—	—	26,800
Repurchase and retirement of common stock	(1,000)	(3,550)	—	—	(3,550)
Issued in connection with employee bonus plan	500	2,135	—	—	2,135
Shares issued in connection with the conversion of debt	311,110	711,795	—	—	711,795
Net Income	—	—	—	3,932,139	3,932,139
Mark to market — interest rate swaps	—	—	(725,325)	—	(725,325)

Total comprehensive income	—	—	—	—	3,206,814

Balance at March 31, 2002	4,993,764	4,402,960	(725,325)	14,758,698	18,436,333

Issuance of common stock	21,667	47,717	—	—	47,717
Issued in connection with services rendered	90	405	—	—	405
Repurchase and retirement of common stock	(9,500)	(38,012)	—	—	(38,012)
Income tax benefit on exercise of non-qualified stock options	—	39,623	—	—	39,623
Net income	—	—	—	4,281,394	4,281,394
Mark to market — interest rate swaps	—	—	(677,020)	—	(677,020)

Total comprehensive income	—	—	—	—	3,604,374

Balance at March 31, 2003	5,006,021	$4,452,693	$(1,402,345)	$19,040,092	$22,090,440

See accompanying notes.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,

	2003	2002

Cash flows from operating activities
Net income	$4,281,394	$3,932,139
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	190,257	189,733
Provision for credit losses	2,213,859	1,912,918
Deferred income taxes	(917,635)	582,433
Changes in operating assets and liabilities:
Accounts receivable	(1,784)	24
Prepaid expenses and other assets	(120,620)	32,533
Accounts payable	(298,406)	589,843
Drafts payable	245,404	32,088
Income taxes payable	36,023	(23,967)
Deferred revenues	261,333	43,827

Net cash provided by operating activities	5,889,825	7,291,571
Investing activities
Purchase and origination of finance contracts	(60,795,789)	(56,104,016)
Principal payments received	48,471,205	43,164,579
Purchase of property and equipment, net of disposals	(287,004)	(226,823)

Net cash used in investing activities	(12,611,588)	(13,166,260)
Financing activities
Issuance of notes payable — related party	215,595	83,000
Net proceeds from line of credit	6,886,812	5,450,000
Sale of common stock	49,328	72,733

Net cash provided by financing activities	7,151,735	5,605,733

Net increase (decrease) in cash	429,972	(268,956)
Cash, beginning of year	51,239	320,195

Cash, end of year	$481,211	$51,239

Supplemental disclosure of noncash investing and financing activities
Stock issued in connection with services rendered	$405	$26,800

Conversion of debt to common stock	—	$700,000

Conversion of accrued interest to notes payable — related party	$50,733	$191,274

See accompanying notes.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003

1.	Organization

      Nicholas Financial, Inc. (NFI, Canada or the Company) is a Canadian holding company incorporated under the laws of British Columbia with two wholly-owned United States subsidiaries, Nicholas Data Services, Inc. (NDS) and Nicholas Financial, Inc. (NFI). NDS is engaged principally in the development, marketing and support of computer application software. NFI is engaged principally in providing installment sales financing. Both NDS and NFI are based in Florida, U.S.A. The accompanying financial statements are stated in U.S. dollars and are presented in accordance with accounting principles generally accepted in the United States.

2.	Summary of Significant Accounting Policies

Consolidation

      The consolidated financial statements include the accounts of NFI, Canada and its wholly-owned subsidiaries, NDS and NFI, collectively referred to as the Company. All intercompany transactions and balances have been eliminated.

Finance Receivables

      Finance receivables purchased and originated are recorded at cost.

Assets Held for Resale

      Assets held for resale are stated at net realizable value and consist primarily of automobiles that have been repossessed by the Company and are awaiting final disposition. Automobiles repossessed are charged-off in the month in which the repossession occurred. Costs associated with repossession, transport and auction preparation expenses are charges reported under operating expenses in the period in which they were incurred. The Company maintains full responsibility for repossessions.

Property and Equipment

      Property and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Automobiles	3 years
Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Loan Losses

      The allowance for loan losses is increased by charges against earnings and decreased by charge-offs (net of recoveries). In addition to the allowance for loan losses, a reserve for credit losses has been established using unearned interest and dealer discounts to absorb potential credit losses. To the extent actual credit losses exceed these reserves, a bad debt provision is recorded; and to the extent credit losses are less than the reserve, the reserve is accreted into income over the remaining estimated life of the pool. Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Drafts Payable

      Drafts payable represent checks disbursed for loan purchases which have not yet been funded through the line of credit. Amounts cleared within one to two business days of period end are then added to the line of credit.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

Revenue Recognition

      Interest income on finance receivables is recognized using the interest method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 60 days or more or the collateral is repossessed, whichever is earlier. As of March 31, 2003 and March 31, 2002 the amount of gross finance receivables not accruing interest was $575,554 and $424,827, respectively.

      Deferred revenues consist primarily of commissions received from the sale of ancillary products. These products include automobile warranties, road-side assistance programs, accident & health insurance, credit life insurance and forced placed automobile insurance. These commissions are amortized over the life of the contract using the effective annual interest method.

      The Company attributes its entire dealer discount and a portion of unearned income to a reserve for credit losses. Such amounts reduce the interest income recognized over the life of the contract. The Company receives a commission for selling add-on services to consumer borrowers and amortizes the commission, net of the related costs, over the term of the loan using the interest method. The Company’s net fees charged for processing a loan are recognized as an adjustment to the yield and are amortized over the life of the loan using the interest method.

      The amount of future unearned income represents the amount of finance charges the Company expects to fully earn over the life of the current portfolio, and is computed as the product of the contract rate, the contract term, and the contract amount. The Company aggregates the contracts purchased during a three-month period for all of its branch locations. After the analysis of purchase date accounting is complete, any uncollectable amounts would be contemplated in estimating the allowance for credit losses.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Revenues resulting from the sale of hardware and software are recognized when persuasive evidence of an agreement exists, delivery of the products has occurred, no significant Company obligation with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer.

      If collectibility is not considered probable, revenue is recognized when the fee is collected. Arrangements that included software services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When software services are considered essential, revenue under the arrangement is recognized using contract accounting. When software services are not considered essential, the revenue related to the software services is recognized as the services are performed. The unamortized amounts are included in the caption “deferred revenues.”

Earnings Per Share

      Basic earnings per share excludes any dilutive effects of common stock equivalents such as options, warrants, and convertible securities. Diluted earnings per share includes the effects of dilutive options, warrants, and convertible securities. Basic and diluted earnings per share have been computed as follows:

	Year Ended March 31,

	2003	2002

Numerator:
Numerator for basic earnings per share — Net income available to common stockholders	$4,281,394	$3,932,139
Effect of dilutive securities:
Convertible debt	—	17,491

Numerator for dilutive earnings per share — income available to common stockholders after assumed conversions	$4,281,394	$3,949,630
Denominator:
Denominator for basic earnings per share — weighted average shares	5,004,055	4,869,078
Effect of dilutive securities:
Employee stock options	295,151	292,956
Convertible debt	—	101,932

Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	5,299,206	5,263,966

Earnings per share — basic	$.86	$.81

Earnings per share — diluted	$.81	$.75

Stock Option Accounting

      The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its stock option grants and to present the disclosure requirements relating to stock-based compensation plans required by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (FAS 123).

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (FAS 148) which amends FAS 123. FAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based-employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements concerning the effects of stock-based compensation. The effective date of FAS 148 is for fiscal years ending after December 15, 2002.

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

	Year Ended March 31,
	2003	2002

Net income	$4,281,394	$3,932,139
Basic earnings per share	$0.86	$0.81
Fully diluted earnings per share	$0.81	$0.75
Stock based employee compensation cost under the Fair Value Method	$69,932	$102,825
Pro forma net income	$4,211,462	$3,829,314
Pro forma basic earnings per share	$0.84	$0.79
Pro forma fully diluted earnings per share	$0.79	$0.73

      The effects of applying FAS 123 for pro-forma disclosures are not likely to be representative of the effects on reported net income for future years.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002 were: expected volatility of 39%, risk-free interest rate of 4.92% and expected life of 7 years. No options were granted in 2003.

Financial Instruments

      The Company’s financial instruments consist of finance receivables, accounts receivable, line of credit, notes payable — related party and accounts payable. For each of these financial instruments, the carrying value approximates its fair value.

      The Company’s financial instruments that are exposed to concentrations of credit risk are primarily finance receivables, which are concentrated in the states of Florida, Georgia, North Carolina, South Carolina, Ohio and Michigan. The Company provides credit during the normal course of business and performs ongoing credit evaluations of it customers. The Company maintains allowances for potential credit losses which, when realized, have been within the range of management’s expectations. The Company perfects a primary security interest in all vehicles financed as a form of collateral.

Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant of these estimates relates to the determination of the allowance for credit losses and related reserves. Actual results could differ from those estimates.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accumulated Other Comprehensive Income

      Prior to the adoption of Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), as amended, comprehensive net income equaled net income. Accumulated other comprehensive loss is composed entirely of the fair value of cash flow hedges, net of the related tax effect.

Statement of Cash Flows

      Cash paid for income taxes for the years ended March 31, 2003 and 2002 was approximately $2,520,165 and $1,780,000, respectively. Cash paid for interest for the years ended March 31, 2003 and 2002 was approximately $3,743,113 and $3,972,000, respectively.

Reclassification

      Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Derivatives

      On April 1, 2001, the Company adopted FAS 133. FAS 133 requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. The Company does not use derivative instruments for speculative purposes.

Recent Accounting Pronouncement

      In August 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which is effective for fiscal periods beginning after December 15, 2001. This statement superseded FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The accounting model for long-lived assets to be disposed of by sales applies to all long-lived assets, including discontinued operations, and replaced the provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. Under the provisions of APB 30, a segment of a business to be disposed of was measured at the lower of its carrying amount or net realizable value, adjusted for expected future operating losses, whereas FAS 121 used fair value less cost to sell and excluded future operating losses from the framework established in FAS 121, for long-lived assets to be disposed of by sale. FAS No. 144 requires that those long-lived assets be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS No. 144 also broadens the reporting for discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of FAS 144 did not have a material impact on the earnings and financial position of the Company.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Finance Receivables

      The Company purchases individual installment loan contracts from new and used automobile dealers in its markets. There is no relationship between the Company and the dealer with respect to a given contract once the assignment of that contract is complete. The dealer has no vested interest in the performance of any installment contract the Company purchases.

      The Company charges-off receivables when an individual account has become more than 120 days contractually delinquent. In the event of a repossession the charge-off will occur in the month in which the vehicle was repossessed.

      Consumer automobile finance installment contracts are included in finance receivables and are detailed as follows:

	As of March 31,

	2003	2002

Finance receivables, gross	$132,316,816	$115,683,683
Less:
Unearned interest	(31,610,003)	(27,783,082)

	100,706,813	87,900,601
Dealer discounts	(12,394,089)	(11,259,898)
Allowance for credit losses	(5,428,681)	(4,105,174)

Finance receivables, net	$82,884,043	$72,535,529

      The terms of the receivables range from 12 to 66 months and bear a weighted average effective interest rate of 24% for both 2003 and 2002, respectively.

      Direct consumer loans are also included in finance receivables and are detailed as follows:

	As of March 31,

	2003	2003

Direct loans, gross	$4,357,032	$4,771,275
Less:
Unearned interest	(886,837)	(1,038,805)

	3,470,195	3,732,470
Allowance for credit losses	(176,126)	(200,612)

Finance receivables, net	$3,294,069	$3,531,858

      The terms of the receivables range from 6 to 48 months and bear a weighted average effective interest rate of 25% for both 2003 and 2002, respectively.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth a reconciliation of the changes in dealer discount for the years ended March 31:

	As of March 31,

	2003	2002

Balance at beginning of year	$11,259,898	$10,306,699
Discounts acquired on new volume	10,534,472	9,384,892
Losses absorbed	(8,401,071)	(6,536,368)
Recoveries	1,068,556	886,451
Reserves accreted	(2,067,766)	(2,781,776)

Balance at end of year	$12,394,089	$11,259,898

Reserve as a percent of gross finance receivables	9.37%	9.73%

      The following table sets forth a reconciliation of the changes in the allowance for credit losses on consumer automobile finance installment contracts for the years ended March 31:

	As of March 31,

	2003	2002

Balance at beginning of year	$4,105,174	$3,145,470
Current year provision	1,911,855	1,728,786
Losses absorbed	(588,348)	(769,082)

Balance at end of year	$5,428,681	$4,105,174

Reserve as a percent of gross finance receivables	4.10%	3.55%

      The following table sets forth a reconciliation of the changes in the allowance for credit losses on direct loans for the years ended March 31:

	2003	2002

Balance at beginning of year	$200,612	$319,545
Current year provision	302,004	184,132
Losses absorbed	(208,802)	(177,012)
Recoveries	29,372	15,676
Accreted to income	(147,060)	(141,729)

Balance at end of year	$176,126	$200,612

Reserve as a percent of gross finance receivables	4.04%	4.20%

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

		Accumulated	Net Book
	Cost	Depreciation	Value

2003
Automobiles	$285,680	$146,312	$139,368
Equipment	515,210	373,457	141,753
Furniture and fixtures	234,828	130,672	104,156
Leasehold improvements	274,025	191,706	82,319

	$1,309,743	$842,147	$467,596

2002
Automobiles	$262,238	$119,149	$143,089
Equipment	449,007	319,664	129,343
Furniture and fixtures	176,256	112,033	64,223
Leasehold improvements	187,637	153,443	34,194

	$1,075,138	$704,289	$370,849

5.	Line of Credit

      The Company has a $75,000,000 line of credit facility (the Line) with Bank of America, of which approximately $60,000,000 was outstanding at March 31, 2003. Borrowings under the Line bear interest at the Bank of America prime rate plus 25 basis points or several Libor pricing options. Pledged as collateral for this credit facility are all of the assets of NFI and NDS. The Line expires on November 30, 2004. As of March 31, 2003 the Company was in compliance with all of its Line covenants.

      The Company is party to interest rate swap agreements which are derivative instruments. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk, such as interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

      The Company has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. At March 31, 2003, approximately $50,000,000 of the Company’s borrowings have been designated as the hedged items to interest rate swap agreements. Under the swap agreements, the Company received an average variable rate of 3.90% and paid an average fixed rate of 6.86% during the year ended March 31, 2003. A loss of $1,402,345 related to the fair value of the swaps at March 31, 2003 has been recorded in the caption derivatives on the balance sheet. Amounts of net losses on derivative instruments expected to be reclassified from comprehensive income to earnings in the next 12 months are not expected to be material. The Company has also entered into three forward locking swaps disclosed in the table below.

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Fixed
			Rate
		Notional	Of
Date Entered	Effective Date	Amount	Interest	Maturity Date

August 19, 1999	August 19, 1999	$10,000,000	5.80%	August 1, 2003
May 17, 2000	May 17, 2000	10,000,000	6.87%	May 17, 2004
March 30, 2001	March 30, 2001	10,000,000	4.89%	April 2, 2003
October 5, 2001	October 5, 2001	10,000,000	3.85%	October 5, 2004
June 28, 2002	June 28, 2002	10,000,000	3.83%	July 2, 2005
January 6, 2003	April 2, 2003	10,000,000	3.35%	April 2, 2007
January 31, 2003	August 1, 2003	10,000,000	3.20%	August 2, 2006
February 26, 2003	May 17, 2004	10,000,000	3.91%	May 19, 2008

      The Company has also entered into various interest rate option agreements with maturities through May 17, 2004.

      The Company utilizes the above noted interest rate swaps to manage its interest rate exposure. The swaps effectively convert a portion of the Company’s floating rate debt to a fixed rate, more closely matching the interest rate characteristics of the Company’s finance receivables. There has historically been no ineffectiveness associated with the Company’s hedges.

6.	Notes Payable — Related Party

      Notes payable to shareholders, directors and individuals related thereto at March 31:

      The Company has unsecured notes totaling $808,610 and $542,282 for 2003 and 2002, respectively. The notes bear an interest rate of 8.87% and are due upon 30-day demand.

      The company incurred interest expense on the above notes of approximately $62,000 and $80,000 for the years ended March 31, 2003 and 2002 respectively.

7.	Income Taxes

      The provision for income taxes reflects an effective U.S tax rate, which differs from the corporate tax rate (34%) for the following reasons:

	2003	2002

Provision for income taxes at federal statutory rate	$2,324,778	$2,131,990
Increase resulting from:
State income taxes, net of federal benefit	258,686	228,701
Other	(27,276)	(22,272)

	$2,556,188	$2,338,419

      The Company’s deferred tax assets consist of the following as of March 31:

	2003	2002

Allowance for credit losses not currently deductible for tax purposes	$1,379,024	$372,927
Derivatives	850,418	439,855
Other items	27,066	115,528

	$2,256,508	$928,310

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The deferred tax asset related to derivatives represents the tax effect at 37.38% of the fair value adjustment discussed in Footnote 5.

      NFI, Canada has income tax loss carryforward balances of approximately Cdn$318,000 (2002 — Cdn$318,000) which are available to reduce future taxable income. The related deferred tax asset, more likely than not, will not be realized and is offset entirely by a valuation allowance. The tax loss carryforwards are the result of the Company’s annual Canadian operating expenses not deductible for U.S. tax purposes. The Company has no operations in Canada, does not expect to have such operations and therefore does not create any revenue to offset these income tax loss carryforwards.

8.	Shareholders’ Equity

      The Company has an employee stock incentive plan (the SIP) for officers, directors and key employees under which 590,266 shares of common stock were reserved for issuance as of March 31, 2003. Options currently granted by the Company generally vest over a five-year period.

      Prior to the adoption of FAS 148, the Company had elected to follow APB 25, and related Interpretations in accounting for its employee stock options because the alternative, fair value method, provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      The following table reflects activity within the SIP for the years noted:

	2003		2002

	Options	Weighted	Options	Weighted
	&	Average	&	Average
	Warrants	Exercise Price	Warrants	Exercise Price

Outstanding — beginning of year	653,866	$2.26	599,400	$2.01
Granted	—	—	131,000	3.38
Exercised	(21,667)	2.20	(35,534)	1.81
Canceled/expired	(41,933)	2.90	(41,000)	2.52

Outstanding — end of year	590,266	2.21	653,866	2.26

Exercisable at end of year	490,776	$2.03	403,045	$1.89

Weighted-average fair value of options granted during the year		—	$1.52

				Currently Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
	Shares	Exercise Price	Contractual Life	Shares	Exercise Price

$1.00 to 1.99	310,600	$1.70	5.20 years	304,039	$1.70
2.00 to 2.99	185,666	2.46	7.10 years	159,604	2.43
3.00 to 3.99	94,000	3.39	8.32 years	27,133	3.40

Total	590,266	$2.21	6.20 years	490,776	$2.03

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Employee Benefit Plans

      The Company has a 401(k) profit sharing plan under which all employees are eligible to participate. Employee contributions are voluntary and subject to Internal Revenue Service limitations. The Company matches, based on annually determined factors, employee contributions provided the employee completes certain levels of service annually. For the years ended March 31, 2003 and 2002, the Company recorded expenses of approximately $68,000 and $59,000, respectively, related to this plan. All employees who were eligible under the plan received a profit sharing contribution based on their total compensation in relation to the total compensation of all eligible employees. For the years ended March 31, 2003 and 2002, the Company recorded expenses of $139,000 and $116,000, respectively, related to this plan.

10.     Commitments

      The Company leases its corporate and branch offices under operating lease agreements which provide for annual minimum rental payments as follows:

Year Ending March 31:

2004	$497,647
2005	319,089
2006	210,231
2007	59,091
2008	14,940

$1,100,998

      Rent expense for the years ended March 31, 2003 and 2002 was approximately $503,000 and $404,000, respectively.

11.     Segment Information

      The segments presented have been identified based on the difference in the products and services of the Company’s two wholly owned subsidiaries. Internal financial results for each subsidiary are presented

NICHOLAS FINANCIAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to and reviewed by the senior management of the Company. Substantially all of the Company’s operations are in the United States. The industry segments are as follows:

		Computer
		Application
	General	Software and
	Financing	Support	Corporate	Total

2003
Interest income and sales	$22,048,535	$328,340	—	$22,376,875
Operating income (loss) before income taxes	6,845,591	(8,009)	—	6,837,582
Interest expense	3,936,042	—	—	3,936,042
Income tax expense	2,559,212	(3,024)	—	2,556,188
Identifiable assets	89,772,818	262,735	1,375	90,036,928
Net capital expenditures	287,004	—	—	287,004
Depreciation	190,257	—	—	190,257

2002
Interest income and sales	$19,852,758	$365,367	—	$20,218,125
Operating income (loss) before income taxes	6,281,966	(11,408)	—	6,270,558
Interest expense	3,898,400	—	—	3,898,400
Income tax expense	2,342,725	(4,306)	—	2,338,419
Identifiable assets	77,729,928	213,382	5,572	77,948,882
Net capital expenditures	226,823	—	—	226,823
Depreciation	189,725	8	—	189,733

NICHOLAS FINANCIAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

December 31,
2003

ASSETS
Cash	$2,161,193
Finance receivables, net	92,835,072
Accounts receivable	32,395
Assets held for resale	676,635
Prepaid expenses and other assets	361,104
Property and equipment, net	561,127
Deferred income taxes	3,049,950

Total assets	$99,677,476

LIABILITIES
Line of credit	$66,010,290
Drafts payable	473,587
Notes payable — related party	981,530
Accounts payable	3,453,175
Dividends payable	253,354
Derivatives	1,351,076
Deferred revenues	1,045,207

Total liabilities	73,568,219

Shareholders’ equity
Preferred stock, no par: 5,000,000 shares authorized; none issued and outstanding	—
Common stock, no par: 50,000,000 shares authorized; 5,069,688 shares issued and outstanding	4,696,014
Accumulated other comprehensive loss	(841,045)
Retained earnings	22,254,288

Total shareholders’ equity	26,109,257

Total liabilities and shareholders’ equity	$99,677,476

See accompanying notes.

NICHOLAS FINANCIAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

Revenue:
Interest income on finance receivables	$6,334,652	$5,350,248	$18,397,452	$16,075,736
Sales	50,447	78,850	192,755	254,165

	6,385,099	5,429,098	18,590,207	16,329,901
Expenses:
Cost of sales	10,456	19,865	39,145	62,685
Marketing	221,459	172,388	653,282	481,729
Administrative	2,437,986	2,012,342	7,235,719	6,108,890
Provision for credit losses	632,873	548,554	1,617,028	1,677,758
Depreciation	30,000	51,000	162,218	130,000
Interest expense	950,109	1,023,976	2,905,747	2,955,671

	4,282,883	3,828,125	12,613,139	11,416,733

Operating income before income taxes	2,102,216	1,600,973	5,977,068	4,913,168
Income tax expense:
Current	1,060,332	1,585,769	3,356,708	2,667,527
Deferred	(264,155)	(993,962)	(1,100,546)	(832,845)

	796,177	591,807	2,256,162	1,834,682

Net income	$1,306,039	$1,009,166	$3,720,906	$3,078,486

Earnings per share — basic	$0.26	$0.20	$0.74	$0.62

Earnings per share — diluted	$0.24	$0.19	$0.69	$0.58

Dividends declared	—	—	$0.10	—

See accompanying notes.

NICHOLAS FINANCIAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended December 31,

	2003	2002

Operating activities
Net income	$3,720,906	$3,078,486
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	162,218	130,000
Provision for credit losses	1,617,028	1,677,758
Deferred income taxes	(1,100,546)	(832,845)
Changes in operating assets and liabilities:
Accounts receivable	(16,167)	(5,098)
Prepaid expenses, other assets and assets held for resale	(400,466)	(350,677)
Accounts payable and other liabilities	477,803	(805,737)
Drafts payable	(190,933)	(109,392)
Income taxes payable	(201,379)	921,902
Deferred revenues	128,318	294,402

Net cash provided by operating activities	4,196,782	3,998,799

Investing activities
Purchase and origination of finance contracts	(48,982,384)	(43,112,044)
Principal payments received	40,708,394	35,754,549
Purchase of property and equipment, net of disposals	(255,749)	(165,969)

Net cash used in investing activities	(8,529,739)	(7,523,464)

Financing activities
Issuance of notes payable — related party	172,920	112,094
Net proceeds from line of credit	5,850,052	4,060,000
Payment of dividend	(253,359)	—
Sale of common stock	243,321	40,173

Net cash provided by financing activities	6,012,939	4,212,267

Net increase in cash	1,679,982	687,602
Cash, beginning of period	481,211	51,239

Cash, end of period	$2,161,193	$738,841

See accompanying notes.

NICHOLAS FINANCIAL, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
December 31, 2003

1.	Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements of Nicholas Financial, Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-QSB pursuant to the Securities and Exchange Act of 1934, as amended in Article 10 of Regulation SB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2004. For further information, refer to the condensed consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-KSB for the year ended March 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2003.

2.	Revenue Recognition

      Interest income on finance receivables is recognized using the interest method. Accrual of interest income on finance receivables is suspended when a loan is contractually delinquent for 60 days or more or the collateral is repossessed, whichever is earlier.

      The Company attributes all of its dealer discount and a portion of unearned income to a reserve for credit losses. Such amounts reduce the interest recognized over the life of the contract. The Company receives a commission for selling add-on services to consumer borrowers and amortizes the commission, net of the related costs, over the term of the loan using the interest method. The Company’s net fees charged for processing a loan are recognized as an adjustment to the yield and are amortized over the life of the loan using the interest method.

      The amount of future unearned income represents the amount of finance charges the Company expects to fully earn over the life of the current portfolio, and is computed as the product of the contract rate, the contract term, and the contract amount. The Company aggregates the contracts purchased during a three-month period for all of its branch locations. After the analysis of purchase date accounting is complete, any uncollectable amounts would be contemplated in the allowance for credit losses.

NICHOLAS FINANCIAL, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Earnings Per Share

      Basic earnings per share excludes any dilutive effects of common stock equivalents such as options, warrants, and convertible securities. Diluted earnings per share includes the effects of dilutive options, warrants, and convertible securities. Basic and diluted earnings per share have been computed as follows:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

Numerator for earnings per share — net income	$1,306,039	$1,009,166	$3,720,906	$3,078,486

Denominator:
Denominator for basic earnings per share — weighted average shares	5,064,623	5,003,592	5,036,730	5,004,470
Effect of dilutive securities:
Employee stock options	374,366	274,025	359,085	307,607

Denominator for diluted earnings per share	5,438,989	5,277,617	5,395,815	5,312,077

Earnings per share — basic	$0.26	$0.20	$0.74	$0.62

Earnings per share — diluted	$0.24	$0.19	$0.69	$0.58

4.	Finance Receivables

      Finance receivables consist of automobile finance installment contracts and direct consumer loans and are detailed as follows:

Finance receivables, gross contract	$147,649,215
Less: Unearned interest	(34,935,642)

Finance receivables, net of unearned interest	112,713,573
Dealer discounts	(13,593,218)
Allowance for credit losses	(6,285,283)

Finance receivables, net	$92,835,072

      The terms of the receivables range from 12 to 60 months and bear a weighted average effective interest rate of approximately 24%.

5.	Line of Credit

      The Company has a $75 million Line of Credit facility (the Line) which expires on November 30, 2004. The Company may borrow the lesser of the $75 million or amounts based upon formulas principally related to a percentage of eligible finance receivables, as defined. Borrowings under the Line may be under various LIBOR pricing options or at the prime rate plus twenty-five basis points. Prime rate based borrowings are generally less than $5 million. Pledged as collateral for this credit facility are all of the assets of Nicholas Financial, Inc. As of December 31, 2003 the outstanding amount of the credit facility was approximately $66 million and the amount available under the line of credit was approximately $9 million. As of December 31, 2003 the Company was in full compliance with all debt covenants.

NICHOLAS FINANCIAL, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Notes Payable — Related Party

      The Company’s notes payable consist of unsecured notes bearing interest at 6.29% with principal and interest due within 30-days upon demand. The notes totaled $981,530 at December 31, 2003 and are held by a related party.

7.     Derivatives and Hedging

      The Company is party to interest rate swap agreements which are derivative instruments. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk, such as interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

      The Company has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. At December 31, 2003 $50,000,000 of the Company’s borrowings have been designated as the hedged items to interest rate swap agreements. Under the swap agreements, the Company received an average variable rate of 3.35% and 4.08% and paid an average fixed rate of 5.73% and 7.07% during the three months ended December 31, 2003 and 2002, respectively. Under the swap agreements, the Company received an average variable rate of 3.45% and 3.98% and paid an average fixed rate of 6.03% and 6.93% during the nine months ended December 31, 2003 and 2002, respectively. A loss of $1,351,076 related to the fair value of the swaps at December 31, 2003 has been recorded in the caption derivatives on the balance sheet. Amounts of net losses on derivative instruments expected to be reclassified from comprehensive income to earnings in the next 12 months are not expected to be material. The Company has also entered into one forward locking swap included in the table below.

      The Company has entered into the following cash-flow hedges:

		Notional	Fixed Rate
Date Entered	Effective Date	Amount	Of Interest	Maturity Date

May 17, 2000	May 17, 2000	$10,000,000	6.87%	May 17, 2004
October 5, 2001	October 5, 2001	$10,000,000	3.85%	October 5, 2004
June 28, 2002	June 28, 2002	$10,000,000	3.83%	July 2, 2005
January 6, 2003	April 2, 2003	$10,000,000	3.35%	April 2, 2007
January 31, 2003	August 1, 2003	$10,000,000	3.20%	August 2, 2006
February 26, 2003	May 17, 2004	$10,000,000	3.91%	May 19, 2008

      The Company has also entered into various interest rate option agreements with maturities through May 17, 2004.

      The Company utilizes the above noted interest rate swaps to manage its interest rate exposure. The swaps effectively convert a portion of the Company’s floating rate debt to a fixed rate, more closely matching the interest rate characteristics of the Company’s finance receivables. There has historically been no ineffectiveness associated with the Company’s hedges.

NICHOLAS FINANCIAL, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Stock Options

      The Company has an employee stock incentive plan for officers, directors and key employees under which 548,066 shares of common stock were reserved for issuance as of December 31, 2003. Options currently granted by the Company generally vest over a five-year period.

      As permitted under Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation — Transaction and Disclosure” which amended SFAS 123, “Accounting for Stock-Based Compensation”, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, an interpretation of APB. 25. No stock-based employee compensation cost is reflected in operations, as all options granted under those plans have an exercise price equal to or above the market value of the underlying common stock on the date of grant.

      The fair value method uses the Black-Scholes option-pricing model to determine compensation expense associated with the Company’s options. The follow table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

Net Income	$1,306,039	$1,009,166	$3,720,906	$3,078,486
Basic earnings per share	$0.26	$0.20	$0.74	$0.62
Fully diluted earnings per share	$0.24	$0.19	$0.69	$0.58
Stock based employee compensation cost under the Fair Value Method	$10,509	$15,282	$32,535	$59,594
Pro forma net income	$1,295,530	$993,884	$3,688,371	$3,018,892
Pro forma basic earnings per share	$0.26	$0.19	$0.73	$0.60
Pro forma diluted earnings per share	$0.24	$0.18	$0.68	$0.57

9.     Comprehensive Income

      The Company is party to interest rate swap agreements which are derivative instruments. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk, such as interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

NICHOLAS FINANCIAL, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reconciles net income with comprehensive income for the three and nine months ended December 31, 2003 and 2002.

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

Net income	$1,306,039	$1,009,166	$3,720,906	$3,078,486
Mark to market — interest rate swaps (net of tax)	361,673	80,676	561,300	(573,911)

Comprehensive income	$1,667,712	$1,089,842	$4,282,206	$2,504,575

          You should rely only on the information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

2,400,000 Shares

Common Stock

PROSPECTUS

Ferris, Baker Watts

Incorporated

                    , 2004

PART II

Item 14.	Other Expenses of Issuance and Distribution

      The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

SEC registration fee	$3,200
NASD fee	3,025
Printing and engraving	25,000
Legal and Accounting fees	300,000
Transfer agent fee	*
Blue sky fees and expenses	5,000
Miscellaneous	63,775

Total	$400,000

*	To be filed by amendment.

      All of the above expenses, except the SEC registration fee and NASD filing fee, are estimates. All of the above expenses will be paid by us.

Item 15.	Indemnification of Directors and Officers

      Our Articles provide that, subject to the provisions of the Company Act of the Province of British Columbia, we shall indemnify our directors and former directors and their heirs and personal representatives against all costs, charges and expenses actually and reasonably incurred by an indemnified party, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director, including any action brought by us. Our Articles also provide that our directors may cause us to indemnify, to the same extent as for directors, any officer, employee or agent of ours or any director, officer, employee or agent of our subsidiaries.

      Under the current provisions of the Company Act (British Columbia), a director’s or officer’s right to indemnification is first subject to the approval of the British Columbia Supreme Court. Generally, the Court will only permit indemnification if the party seeking the indemnity proves on the balance of probabilities that the party:

(a) acted honestly and in good faith with a view to the best interests of the Company; and

(b) in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the party’s conduct was lawful.

      The Province of British Columbia has passed new corporate legislation called the British Columbia Business Corporations Act (the “New Act”), which will repeal and replace the former Company Act (B.C.) when the New Act becomes effective, which is currently scheduled to occur on March 29, 2004. Under the New Act, prior court approval is not a requirement for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

      Our underwriting agreement with the underwriter of this offering includes indemnification provisions. Pursuant to these provisions, we will be obligated to indemnify the underwriter, their controlling persons and certain other persons from and against certain liabilities, including liabilities under the Securities Act. Likewise, the underwriter will be obligated to indemnify us, our controlling persons and certain other persons (such as our officers and directors) from and against certain liabilities, including liabilities under the Securities Act.

Item 16.	Exhibits

      See the Exhibit Index attached to this registration statement, which is incorporated herein by reference.

Item 17.	Undertakings

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification. against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by its is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida, on March 5, 2004.

NICHOLAS FINANCIAL, INC.

By:	/s/ PETER L. VOSOTAS

Peter L. Vosotas
Chairman of the Board,
President and Chief Executive Officer

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities indicated.

		Title	Date

/s/ PETER L. VOSOTAS Peter L. Vosotas		Chairman of the Board, President and Chief Executive Officer	March 5, 2004

/s/ RALPH T. FINKENBRINK Ralph T. Finkenbrink		Senior Vice President-Finance, Chief Financial Officer (Principal Accounting Officer) and a Director	March 5, 2004

* Stephen M. Bragin		Director	March 5, 2004

* Alton R. Neal		Director	March 5, 2004

*By:	/s/ PETER L. VOSOTAS Peter L. Vosotas Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1	Underwriting Agreement, dated , 2004, between Nicholas Financial, Inc. and Ferris, Baker Watts, Incorporated*
5	Opinion of Salley Bowes Harwardt, Vancouver, Canada as to the legality of the securities to be issued*
10.1	Amended and Restated Loan and Security Agreement, dated August 1, 2000**
10.2	Amendment No. 1 to Loan Agreement, dated March 16, 2001**
10.3	Amendment No. 2 to Loan Agreement, dated July 31, 2001**
10.4	Amendment No. 3 to Loan Agreement, dated June 27, 2002**
10.5	Employee Stock Option Plan***
10.6	Non-Employee Director Stock Option Plan****
10.7	Employment Contract, dated November 22, 1999, between Nicholas Financial, Inc. and Ralph Finkenbrink, Senior Vice President of Finance**
10.8	Employment Contract, dated March 16, 2001, between Nicholas Financial, Inc. and Peter L. Vosotas, President and Chief Executive Officer**
10.9	Form of Dealer Agreement and Schedule thereto listing dealers that are parties to such agreements**
16.1	Letter of Ernst & Young LLP dated October 2, 2003*****
16.2	Letter of Crisp Hughes Evans LLP dated March 4, 2004
23.1	Consent of Salley Bowes Harwardt, Vancouver, Canada (included in its opinion in Exhibit 5)
23.2	Consent of Ernst & Young LLP
24	Powers of Attorney**

*	To be filed by amendment.

**	Previously filed.

***	Incorporated by reference to Exhibit 4 to the Company’s Form S-8 filed with the SEC on June 30, 1999 (SEC File. No. 333-81967).

****	Incorporated by reference to Exhibit 4 to the Company’s Form S-8 filed with the SEC on June 30, 1999 (SEC File. No. 333-81961).

*****	Incorporated by reference to Exhibit 16 to the Company’s Form 8-K filed with the SEC on October 3, 2003 (SEC File No. 000-26680).